Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

By and Among

POMEGRANATE HOLDINGS, INC.,

POMEGRANATE MERGER SUB, INC.

and

THE FRESH MARKET, INC.

Dated as of March 11, 2016

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-ii-

Annex I	--	Conditions to the Offer

Exhibit A	--	Amended and Restated Certificate of Incorporation

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This AGREEMENT AND PLAN OF MERGER, dated as of March 11, 2016 (this “Agreement”), is by and among Pomegranate Holdings, Inc., a Delaware corporation (“Parent”), Pomegranate Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and The Fresh Market, Inc., a Delaware corporation (the “Company”).  Certain capitalized terms used in this Agreement are defined in Section 8.12.

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Merger Sub has agreed to commence a cash tender offer to acquire any and all of the outstanding shares of the common stock, par value $0.01 per share, of the Company (“Company Common Stock”) for $28.50 per share (such amount, or any other amount per share paid in such offer in accordance with this Agreement, the “Offer Price”), net to the seller in cash, without interest (such offer, as may be extended and amended from time to time as permitted under, or required by, this Agreement, the “Offer”);

WHEREAS, following the consummation of the Offer, upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger, and pursuant to the Merger each share of Company Common Stock that is not validly tendered and irrevocably accepted for payment pursuant to the Offer (except as otherwise provided herein) will be converted into the right to receive the Offer Price, net to the seller in cash, without interest;

WHEREAS, Parent, Merger Sub and the Company acknowledge and agree that the Merger shall be governed by and effected under Section 251(h) of the DGCL and, subject to the terms of this Agreement, effected as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer;

WHEREAS, the Board of Directors of the Company has (i) determined that the Merger Transactions are fair to and in the best interests of the Company and its stockholders (other than any Rollover Stockholders), (ii) duly authorized and approved the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger Transactions, (iii) declared this Agreement and the Merger Transactions advisable and (iv) recommended that the Company’s stockholders tender their shares of Company Common Stock in the Offer;

WHEREAS, the Board of Directors of each of Parent and Merger Sub has duly authorized and approved the execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions, and the Board of Directors of Merger Sub has declared this Agreement advisable;

WHEREAS, Parent, in its capacity as sole stockholder of Merger Sub, will approve and adopt this Agreement by written consent immediately following its execution;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Apollo Investment Fund VIII, L.P., Apollo Overseas Partners (Delaware 892) VIII, L.P., Apollo Overseas Partners (Delaware) VIII, L.P. and Apollo Overseas Partners VIII, L.P. (collectively, the “Guarantors”) are entering into the Limited Guarantee with respect to certain obligations of Parent and Merger Sub under this Agreement; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

The Transactions

SECTION 1.01.  The Offer.  (a)  Provided that this Agreement shall not have been terminated in accordance with Article VII, by the later of (i) ten business days after the date of this Agreement and (ii) the date on which the Company files its Annual Report on Form 10-K for the 2015 fiscal year with the SEC (as defined below), Merger Sub shall (and Parent shall cause Merger Sub to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer.

(b)  In accordance with the terms and conditions of this Agreement, and subject only to the satisfaction or waiver (to the extent such waiver is permitted by applicable Law) of the conditions set forth in Annex I (collectively, the “Offer Conditions”) and, for the avoidance of doubt, no other conditions, Merger Sub shall (and Parent shall cause Merger Sub to), at or as promptly as practicable following the Expiration Time, irrevocably accept for payment (the time of acceptance for payment, the “Offer Acceptance Time”) and, at or as promptly as practicable following the Offer Acceptance Time (but in any event within three business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) thereafter) pay for all shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer.  Parent shall provide or cause to be provided to Merger Sub, at the Offer Acceptance Time and on a timely basis at all times thereafter, the funds necessary to purchase any shares of Company Common Stock that Merger Sub becomes obligated to purchase pursuant to the Offer.

(c)  The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) in accordance with the terms set forth in this Agreement and subject only to the Minimum Condition and the other Offer Conditions.  Merger Sub expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition other than the Minimum Condition and (iii) make any other changes to the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, that unless otherwise expressly provided by this Agreement, without the prior written consent of the Company, Merger Sub shall not, and Parent shall cause Merger Sub not to, (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of shares of Company Common Stock sought to be purchased in the Offer, (D) impose any conditions to the Offer other than the Offer Conditions, (E) amend, modify or supplement any of the Offer Conditions (i) in a manner that adversely affects the holders of Company Common Stock or that makes such Offer Condition more difficult to satisfy or (ii) in any other circumstance, without the consent of the Company, not to be unreasonably withheld, delayed or conditioned, (F) amend, modify or waive the Minimum Condition, (G) except as otherwise required or expressly permitted by Section 1.01(e), extend or otherwise change the Expiration Time, (H) provide for any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act or (I) otherwise amend, modify or supplement any of the other terms of the Offer in any manner adverse to the holders of Company Common Stock.  The Offer may not be terminated prior to its scheduled Expiration Time, unless this Agreement is terminated in accordance with Article VII.

(d)  The Offer shall expire at midnight (New York City time) (i.e., one minute after 11:59 p.m. New York City time) on the date that is 20 business days (calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) following the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer (such initial expiration date and time of the Offer, the “Initial Expiration Time”) or, if the Offer has been extended pursuant to and in accordance with Section 1.01(e), the date and time to which the Offer has been so extended (the Initial Expiration Time, or such later expiration date and time to which the Offer has been so extended, the “Expiration Time”).

(e)  Subject to the parties’ respective rights to terminate the Agreement pursuant to Article VII, the Offer may or shall, as applicable, be extended from time to time as follows:

(i)  if, at the then-scheduled Expiration Time, any of the Offer Conditions has not been satisfied or waived by Parent and Merger Sub (to the extent such waiver is permitted under this Agreement and applicable Law), then Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer on one or more occasions in consecutive increments of five business days each (each such increment to end at 5:00 p.m., New York City time, on the last business day of such increment) (or such other duration as may be agreed to by Parent and the Company) in order to permit the satisfaction of such Offer Condition(s); provided, however, that (A) Merger Sub shall not be required to extend the Offer to a date later than the Outside Date (for the avoidance of doubt, as the Outside Date may be extended pursuant to Section 7.01(b)(i) and (B) if the Marketing Period has ended and the sole then-unsatisfied Offer Condition is the Minimum Condition, (1) Merger Sub may (but shall not be required to) extend the Offer on up to two occasions in consecutive increments of five business days each (each such increment to end at 5:00 p.m., New York City time, on the last business day of such increment) (or such other duration as may be agreed to by Parent and the Company) and (2) except as provided in clause (1) of this Section 1.01(e)(i), Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer if the Company shall have requested in writing that Merger Sub so extend the Offer;

(ii)  Merger Sub shall extend the Offer for the minimum period required by applicable Law, interpretation or position of the SEC or its staff or The NASDAQ Stock Market LLC (“NASDAQ”) or its staff;

(iii)  if, at the then-scheduled Expiration Time, the Company brings or shall have brought any action in accordance with Section 8.08 to enforce specifically the performance of the terms and provisions of this Agreement by Parent or Merger Sub, the Expiration Time shall be extended (A) for the period during which such action is pending or (B) by such other time period established by the court presiding over such action, as the case may be, but, in any event, not past the Outside Date (for the avoidance of doubt, as the Outside Date may be extended pursuant to Section 7.01(b)(i)); and

(iv)  if , at the then-scheduled Expiration Time, (A) the full amount of the Debt Financing has not been funded and will not be available to be funded at the Offer Closing and the Closing (other than as a result of a breach by Parent or Merger Sub of any of their representations, warranties or covenants set forth in Sections 4.05 and 5.04 of this Agreement) and (B) Parent and Merger Sub acknowledge and agree in writing that (1) the Company may terminate this Agreement pursuant to Section 7.01(d)(iii) and receive the Parent Termination Fee and (2) all Offer Conditions set forth in paragraphs (d), (e), (f) and (h) of Annex I will be deemed to have been satisfied or waived at the Expiration Time of the Offer after giving effect to any extension pursuant to this clause (iv), Merger Sub shall have the right in its sole discretion to extend the Offer on up to four occasions in consecutive increments of five business days each (each such increment to end at 5:00 p.m., New York City time, on the last business day of such increment) (or such other duration as may be agreed to by Parent and the Company); provided that Merger Sub shall not be permitted to extend the Offer to a date later than the Outside Date (for the avoidance of doubt, as the Outside Date may be extended pursuant to Section 7.01(b)(i)).

Merger Sub shall not, and Parent shall not permit Merger Sub to, extend the Offer in any manner except as required or expressly permitted pursuant to this Section 1.01(e).

Notwithstanding the foregoing, in the event that, as a result of the extension of the Offer in accordance with the provisions of this Section 1.01(e), the  Expiration Time would occur on the date that is the Outside Date, the Expiration Time shall instead occur at 5:00 p.m., New York City time, on the business day immediately preceding the Outside Date.

(f)  The Offer Price shall be adjusted appropriately and proportionately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Common Stock occurring on or after the date of this Agreement and at or prior to the Offer Acceptance Time, and such adjustment to the Offer Price shall provide to the holders of shares of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action.

(g)  In the event that this Agreement is terminated in accordance with Article VII, Merger Sub shall (and Parent shall cause Merger Sub to) as promptly as practicable (and in any event within one business day of such termination) irrevocably and unconditionally terminate the Offer, and shall not acquire any shares of Company Common Stock pursuant to the Offer and shall cause any depository acting on behalf of Parent or Merger Sub to return, in accordance with applicable Law, all tendered shares of Company Common Stock to the registered holders thereof.

(h)  As promptly as practicable on the date of commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Merger Sub shall (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all exhibits, amendments and supplements thereto, the “Schedule TO”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal (the Schedule TO, together with all documents included therein pursuant to which the Offer will be made, the “Offer Documents”) and (ii) cause the Offer Documents to be disseminated to holders of shares of Company Common Stock.  Each of Parent, Merger Sub and the Company agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent further agrees to use all reasonable efforts to promptly cause the Offer Documents as so corrected to be filed with the SEC and to promptly be disseminated to holders of shares of Company Common Stock, in each case as and to the extent required by applicable Law.  The Company shall promptly furnish or otherwise make available to Parent, Merger Sub or Parent’s legal counsel any information concerning the Company and the Company’s Subsidiaries that is required by the Exchange Act to be set forth in the Offer Documents or reasonably requested by Parent or Merger Sub for inclusion in the Offer Documents.  The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC.  Parent and Merger Sub agree to provide the Company and its counsel with any comments (including a summary of any oral comments) that Parent, Merger Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments.  Each of Parent and Merger Sub shall give the Company and its counsel a reasonable opportunity to participate in the response to any comments of the SEC or its staff with respect to the Offer Documents and shall respond promptly to any such comments.

(i)  Parent, Merger Sub and the paying agent with respect to the Offer shall be entitled to deduct and withhold from the Offer Price payable pursuant to the Offer such amounts as are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), or under any provision of state, local or foreign Tax Law.  To the extent amounts are so withheld and (if required) paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

SECTION 1.02.  Company Actions.  (a)  As promptly as practicable on the day that the Offer is commenced, the Company shall, concurrently with or following the filing of the Schedule TO, file with the SEC and disseminate to holders of shares of Company Common Stock a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 5.02, shall contain the Company Board Recommendation.  The Schedule 14D-9 shall also contain the notice of appraisal rights required to be delivered by the Company under Section 262(d) of the DGCL at the time the Company first files the Schedule 14D-9 with the SEC.  The Company shall set the record date for the Company’s stockholders to receive such notice of appraisal rights as the same date as the Stockholder List Date and shall disseminate the Schedule 14D-9 including such notice of appraisal rights to the Company’s stockholders to the extent required by Section 262(d) of the DGCL. Each of Parent, Merger Sub and the Company agrees to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to use all reasonable efforts to cause the Schedule 14D-9 as so corrected to promptly be filed with the SEC and to promptly be disseminated to holders of shares of Company Common Stock, in each case as and to the extent required by applicable Law.  Parent and Merger Sub shall promptly furnish or otherwise make available to the Company or its legal counsel any information concerning Parent, Merger Sub, the Guarantors or any Parent Related Parties that is required by the Exchange Act to be set forth in the Schedule 14D-9 or reasonably requested by the Company for inclusion in the Schedule 14D-9. Unless the Board of Directors of the Company has made an Adverse Recommendation Change or in connection therewith, Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 and any amendment thereto prior to the filing thereof with the SEC.  The Company agrees to provide Parent and its counsel with any comments (including a summary of any oral comments) the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments.  The Company shall give Parent and its counsel a reasonable opportunity to participate in the response to any comments of the SEC or its staff with respect to the Schedule 14D-9, except if the Board of Directors of the Company has made an Adverse Recommendation Change or in connection therewith, and the Company shall respond promptly to any such comments.

(b)  In connection with the Offer, the Company shall (or shall cause its transfer agent to) promptly furnish Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of shares of Company Common Stock and lists of securities positions of shares of Company Common Stock held in stock depositories as of the most recent practicable date, to the extent known by the Company, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) as Parent may reasonably request in connection with the Offer.  The date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated is referred to as the “Stockholder List Date”.  Parent and Merger Sub and their Representatives shall hold in confidence pursuant to the Confidentiality Agreement the information contained in any such labels, listings and files, shall use such information only in connection with the Merger Transactions and, if this Agreement shall be terminated, shall, upon request, deliver, and shall use their reasonable efforts to cause their Representatives to deliver to the Company or destroy (at the Company’s election) all copies and any extracts or summaries from such information then in their possession or control.

(c)  Subject to Section 5.02, the Company consents to the inclusion in the Offer Documents of a description of the Company Board Recommendation.

SECTION 1.03.  The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the provisions of the DGCL (including Section 251(h) of the DGCL), at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger.  The Company, as the surviving corporation after the Merger, is hereinafter referred to as the “Surviving Corporation”.

SECTION 1.04.  Closing.  The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (New York City time) as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer (the “Offer Closing”), but in any event no later than the date of, and immediately following, the payment for the shares in the Offer at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019, unless another date, time or place is agreed to in writing by Parent and the Company.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

SECTION 1.05.  Effective Time.  Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL (the “Certificate of Merger”), and shall make all other filings, recordings or publications required under the DGCL to effectuate the Merger.  The Merger shall become effective at the time that the Certificate of Merger is filed with the Secretary of State of the State of Delaware (the “Secretary of State”) or, to the extent permitted by applicable Law, at such later time as is agreed to by the parties hereto prior to the filing of such Certificate of Merger and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

SECTION 1.06.  Merger Without Meeting of Stockholders.  The Merger shall be governed by and effected under Section 251(h) of the DGCL, without a vote of the stockholders of the Company.  The parties agree to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation (within the meaning of Section 251(h) of the DGCL) of the Offer, without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

SECTION 1.07.  Effects of the Merger.  The Merger shall have the effects provided in this Agreement and as set forth in the applicable provisions, including Section 259 of the DGCL.

SECTION 1.08.  Certificate of Incorporation and Bylaws of the Surviving Corporation.  At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to be in the form of Exhibit A hereto and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law (and subject to Section 5.07 hereof).  The parties hereto shall take all necessary action such that the bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to be in the form of the bylaws of Merger Sub (except with respect to the name of the Company), and such bylaws, as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law (and subject to Section 5.07 hereof).

SECTION 1.09.  Directors and Officers of the Surviving Corporation.  (a)  The parties hereto shall take all necessary action (including, if necessary, by the Company procuring resignations of directors of the Company as of the Effective Time), such that the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the charter and bylaws of the Surviving Corporation.

(b)  The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the charter and bylaws of the Surviving Corporation.

ARTICLE II

Effect of the Merger on Capital Stock; Exchange of Certificates;
Equity-Based Awards

SECTION 2.01.  Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub:

(a)  Capital Stock of Merger Sub.  Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b)  Cancelation of Certain Shares.  All shares of Company Common Stock that are owned by the Company as treasury stock immediately prior to the Effective Time shall automatically be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.  All shares of Company Common Stock that were accepted for payment by Merger Sub in the Offer shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c)  Conversion of Company Common Stock.  Each issued and outstanding share of Company Common Stock (other than (i) Company Restricted Shares to be treated in accordance with Section 2.03, (ii) Appraisal Shares to be treated in accordance with Section 2.06 and (iii) shares of Company Common Stock to be canceled in accordance with Section 2.01(b)) shall be converted automatically into and shall thereafter represent only the right to receive the Offer Price, net to the seller in cash, without interest (the “Merger Consideration”).  As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) or non-certificated shares of Company Common Stock held in book entry form (each, a “Book Entry Share”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Certificate or Book Entry Share in accordance with Section 2.02(b).

SECTION 2.02.  Exchange of Certificates and Book Entry Shares.

(a)  Paying Agent.  Prior to the Closing Date, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the payment of the Merger Consideration in accordance with this Article II and, in connection therewith, prior to the Closing Date shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company.  At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent an amount in cash sufficient to pay the aggregate Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”).  Pending its disbursement in accordance with this Section 2.02, the Exchange Fund shall be invested by the Paying Agent as directed by Parent in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion.  Parent shall or shall cause the Surviving Corporation to promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make all payments of Merger Consideration in accordance herewith. No investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of shares of Company Common Stock to receive the Merger Consideration as provided herein.

(b)  Payment Procedures.  Promptly after the Effective Time (but in no event more than three business days thereafter), Parent and the Surviving Corporation shall cause the Paying Agent to mail to each Person who was, at the Effective Time, a holder of record of Company Common Stock (other than the Company Common Stock to be canceled or converted in accordance with Section 2.01(b)) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book Entry Shares, as applicable, shall pass, only upon delivery of the Certificates to the Paying Agent, and which shall be in such form and shall have such other customary provisions (including customary provisions regarding delivery of an “agent’s message” with respect to Book Entry Shares) as Parent and the Company may reasonably agree prior to the Closing Date) and (ii) instructions for use in effecting the surrender of the Certificates or Book Entry Shares in exchange for payment of the Merger Consideration as provided in Section 2.01(c).  Upon surrender of a Certificate or a Book Entry Share for cancelation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with such letter’s instructions (and such other customary documents as may reasonably be required by the Paying Agent), the holder of such Certificate or Book Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate or Book Entry Share, and the Certificate or Book Entry Share so surrendered shall forthwith be canceled.  If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book Entry Share is registered, it shall be a condition of payment that (A) the Certificate or Book Entry Share so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Book Entry Share surrendered and shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable.  Until surrendered as contemplated by this Section 2.02, each Certificate and Book Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II.

(c)  Transfer Books; No Further Ownership Rights in Company Stock.  The Merger Consideration paid in respect of shares of Company Common Stock upon the surrender for exchange of Certificates or Book Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates or Book Entry Shares, and at the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.  From and after the Effective Time, the holders of Certificates that represented ownership of shares of Company Common Stock and Book Entry Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Law.  Subject to the last sentence of Section 2.02(e), if, at any time after the Effective Time, Certificates and Book Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

(d)  Lost, Stolen or Destroyed Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate as contemplated by this Article II.

(e)  Termination of Exchange Fund.  At any time following the first anniversary of the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund (including any interest received with respect thereto) which has not been disbursed to holders of Certificates or Book Entry Shares, and thereafter such holders shall be entitled to look only to Parent and the Surviving Corporation for, and Parent and the Surviving Corporation shall remain liable for, payment of their claims for the Merger Consideration pursuant to the provisions of this Article II.  Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(f)  No Liability.  Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable state, federal or other abandoned property, escheat or similar Law.

(g)  Withholding Taxes.  Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any provision of state, local or foreign Tax Law.  To the extent amounts are so withheld and (if required) paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

SECTION 2.03.  Equity-Based Awards.  Prior to the Offer Acceptance Time, the Board of Directors of the Company (or, if appropriate, any committee thereof administering the Company Stock Plan) shall adopt such resolutions and take such other actions as may be required to provide that:

(a)  each option to purchase shares of Company Common Stock (each, a “Company Stock Option”), whether vested or unvested, shall, as of the Effective Time, be canceled and the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment equal to the product of (i) the number of shares of Company Common Stock for which such Company Stock Option has not been exercised and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of such Company Stock Option (and for the avoidance of doubt, any Company Stock Option that has an exercise price that is greater than or equal to the Merger Consideration shall be cancelled at the Effective Time for no consideration or payment);

(b)  each share of Company Common Stock subject to forfeiture conditions (each, a “Company Restricted Share”) outstanding immediately prior to the Effective Time shall be converted into the right to receive an amount in cash equal to the Merger Consideration;

(c)  each restricted stock unit (each, a “Company RSU”) outstanding immediately prior to the Effective Time shall be canceled and the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment equal to the product of (i) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time and (ii) the Merger Consideration;

(d)  each deferred stock unit (each, a “Company DSU”) outstanding immediately prior to the Effective Time shall be canceled and the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment equal to the product of (i) the number of shares of Company Common Stock subject to such Company DSU immediately prior to the Effective Time and (ii) the Merger Consideration;

(e)  each PSU Award granted in calendar year 2016 that is outstanding immediately prior to the Effective Time (each, a “New PSU Award”) shall be canceled and the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment equal to the greater of (i) the product of (A) the number of shares of Company Common Stock subject to the New PSU Award at the “target amount” as set forth in the applicable award agreement and (B) the Merger Consideration or (ii) the product of (A) the number of shares of Company Common Stock, if any, that would be earned under the New PSU Award based on the financial results for the fiscal quarters completed prior to the Effective Time, as measured against the performance goals set forth in the applicable award agreement, which performance goals shall be prorated for the period from the beginning of the applicable performance period through the last day of the most recently completed fiscal quarter and (B) the Merger Consideration; and

(f)  each PSU Award that is not a New PSU Award and that is outstanding immediately prior to the Effective Time  (each, a “Non-New PSU Award”) shall be canceled and the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump-sum cash payment equal to the product of (i) the number of shares of Company Common Stock, if any, that would be earned under the Non-New PSU Award based on the financial results for the fiscal quarters completed prior to the Effective Time, as measured against the performance goals set forth in the applicable award agreement, which performance goals shall be prorated for the period from the beginning of the applicable performance period through the last day of the most recently completed fiscal quarter and (ii) the Merger Consideration.

SECTION 2.04.  Payments with Respect to Equity-Based Awards.  Promptly after the Effective Time (but in any event, no later than the first payroll date after the Effective Time), the Surviving Corporation shall pay through its payroll systems (or through an alternative method) the amounts due pursuant to Section 2.03; provided, however, that in the case of any such amounts that constitute non-qualified deferred compensation under Section 409A of the Code, the Surviving Corporation shall pay such amounts at the earliest time permitted under the terms of the applicable agreement, plan or arrangement that will not trigger a tax or penalty under Section 409A of the Code.

SECTION 2.05.  Adjustments.  Without duplication of any adjustment made pursuant to Section 1.01(f), if between the date of this Agreement and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change, the Merger Consideration shall be appropriately adjusted to reflect such stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change. For the avoidance of doubt, the Merger Consideration, as adjusted pursuant to this Section 2.05, shall equal the Offer Price, as adjusted pursuant to Section 1.01(f).

SECTION 2.06.  Appraisal Rights.  Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.01(c), but instead shall be canceled and shall represent the right to receive only those rights provided under Section 262 of the DGCL; provided, however, that if any such Person shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, then the right of such Person to receive those rights under Section 262 of the DGCL shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and shall represent only the right to receive, the Merger Consideration as provided in Section 2.01(c), without interest thereon.  The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any shares of Company Common Stock, and Parent shall have the right to participate in, and after the Offer Acceptance Time, direct all negotiations and Actions with respect to such demands.  Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.  Prior to the Effective Time, Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

ARTICLE III

Representations and Warranties of the Company

The Company represents and warrants to Parent and Merger Sub that, except as (A) set forth in the confidential disclosure letter delivered by the Company to Parent and Merger Sub prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any information, item or matter set forth on one section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent based on the content and context of such disclosure that such information, item or matter is relevant to such other section or subsection) or (B) disclosed in any report, schedule, form, statement or other document (including exhibits) filed with, or furnished to, the SEC and publicly available prior to the date of this Agreement (the “Filed SEC Documents”), other than any disclosures (other than statements of historical fact) in any such Filed SEC Document contained in the (i) “Risk Factors” or “Forward-Looking Statements” section thereof and (ii) any other section relating to forward-looking statements to the extent they are generally cautionary, predictive or forward-looking in nature, it being understood that any matter disclosed in such filings shall not be deemed disclosed for the purposes of Section 3.01, Section 3.02 and Section 3.03 of this Agreement:

SECTION 3.01.  Organization; Standing.

(a)  The Company is a corporation duly organized and validly existing under the laws of the State of Delaware, is in good standing with the Secretary of State and has all requisite corporate power and corporate authority necessary to carry on its business as it is now being conducted, except (other than with respect to the Company’s due organization and valid existence) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  The Company is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  True and complete copies of the Company Charter Documents are included in the Filed SEC Documents.  Each of the Company Charter Documents are in full force and effect and the Company is not in violation of any provision of the Company Charter Documents in any material respect.

(b)  Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the laws of the jurisdiction of its organization, except where the failure to be so organized, existing and in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Each of the Company’s Subsidiaries is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by them or the character or location of the properties and assets owned or leased by them makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  The Company has made available the organizational or governing documents of each of the Company’s Subsidiaries, as amended to date.  Each of the foregoing documents is in full force and effect, and none of the Company’s Subsidiaries is in violation of any provision of the foregoing documents except for any violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.02.  Capitalization.

(a)  The authorized capital stock of the Company consists of 200,000,000 shares of Company Common Stock and 40,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”).  At the close of business on March 9, 2016 (the “Capitalization Date”), (i) 47,049,217 shares of Company Common Stock were issued and outstanding (including 25,860 Company Restricted Shares), (ii) 727,997 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plan, (iii) 1,470,457 shares of Company Common Stock were subject to Company Stock Options, (iv) Company RSUs were outstanding pursuant to which a maximum of 350,677 shares of Company Common Stock could be issued, (v) Company DSUs were outstanding pursuant to which a maximum of 1,630 shares of Company Common Stock could be issued, (vi) a maximum of 264,218 shares of Company Common Stock could be issued under performance stock unit awards (each a “PSU Award”), (vii) 978,006  shares of Company Common Stock were reserved and available for purchase under the Company’s Employee Stock Purchase Plan (the “Company ESPP”) and (viii) no shares of Company Preferred Stock were issued or outstanding.  Since the Capitalization Date through the date of this Agreement, neither the Company nor any of its Subsidiaries has (A) issued any Company Securities or incurred any obligation to make any payments based on the price or value of any Company Securities or (B) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any shares of the Company’s capital stock, other than, in each case, pursuant to the lapsing of forfeiture conditions with respect to Company Restricted Shares, the vesting of Company RSUs and PSU Awards, the exercise of Company Stock Options or the forfeiture or withholding of taxes with respect to Company Stock Options, Company Restricted Shares, Company RSUs, Company DSUs or PSU Awards.

(b)  Except as described in this Section 3.02, as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interests in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligate the Company to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, the Company (the items in clauses (i), (ii), (iii) and (iv) being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities.  There are no outstanding agreements of any kind which obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities (other than Company Restricted Shares or pursuant to the cashless exercise of Company Stock Options or the forfeiture or withholding of taxes with respect to Company Stock Options, Company Restricted Shares, Company RSUs, Company DSUs or PSU Awards), or obligate the Company to grant, extend or enter into any such agreements relating to any Company Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities.  No direct or indirect Subsidiary of the Company owns any Company Common Stock.  None of the Company or any Subsidiary of the Company is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition, voting or dividends with respect to any Company Securities.  All outstanding shares of Company Common Stock and all Company Common Stock reserved for issuance as noted in this Section 3.02, when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and non-assessable, and are not subject to and were not issued in violation of any pre-emptive or similar rights, purchase options, call or right of first refusal or similar right.

(c)  All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company are owned directly or indirectly, beneficially and of record, by the Company free and clear of all Liens and transfer restrictions, except for Permitted Liens and such Liens and transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the “Securities Act”) or other applicable securities Laws (including any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock or other equity or voting interests).  Each outstanding share of capital stock of each Subsidiary of the Company, is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and there are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any shares of capital stock or other equity or voting interests of any Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any Subsidiary.

SECTION 3.03.  Authority; Noncontravention.

(a)  The Company has all necessary corporate power and corporate authority to execute and deliver this Agreement and to perform its obligations hereunder and, assuming the representations and warranties set forth in Section 4.14 are true and correct and that the Merger Transactions are consummated in accordance with Section 251(h) of the DGCL, to consummate the Merger Transactions.  The execution, delivery and performance by the Company of this Agreement, and, assuming the representations and warranties set forth in Section 4.14 are true and correct, the consummation by it of the Merger Transactions, have been duly authorized by its Board of Directors and, assuming that the Merger Transactions are consummated in accordance with Section 251(h) of the DGCL, except for filing the Certificate of Merger with the Secretary of State pursuant to the DGCL, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Merger Transactions.  This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b)  The Board of Directors of the Company, at a meeting duly called and held, adopted resolutions (i) determining that the Merger Transactions are fair to and in the best interests of the Company and its stockholders (other than any Rollover Stockholders), (ii) approving and declaring advisable the Merger and the execution, delivery and performance by the Company of this Agreement and the consummation of the Merger Transactions, (iii) resolving that this Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (iv) recommending that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock in the Offer (such recommendation, the “Company Board Recommendation”), which resolutions have not, except after the date of this Agreement as permitted by Section 5.02, been subsequently rescinded, modified or withdrawn.

(c)  Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Merger Transactions, nor performance or compliance by the Company with any of the terms or provisions hereof, will (i) conflict with or violate any provision (A) of the Company Charter Documents or (B) of the similar organizational documents of any of the Company’s Subsidiaries or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.04 are obtained prior to the Offer Acceptance Time or the Effective Time, as applicable, and the filings referred to in Section 3.04 are made and any waiting periods thereunder have terminated or expired prior to the Offer Acceptance Time or the Effective Time, as applicable, (A) violate any Law or Judgment applicable to the Company or any of its Subsidiaries, (B) result in a breach or violation, constitute a default or require a consent (with or without notice or lapse of time or both) or result in the loss of benefit under, or give rise to any right of termination, cancellation, amendment or acceleration under any of the terms or provisions of any loan or credit agreement, indenture, debenture, note, bond, mortgage, deed of trust, lease, sublease, license, contract or other agreement (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or accelerate the Company’s or, if applicable, any of its Subsidiaries’ obligations under any such Contract or (C) result in the creation of any Lien (other than Permitted Liens) on any properties or assets of the Company or any of its Subsidiaries, except, in the case of clause (ii), as would not, individually or in the aggregate, (x)

reasonably be expected to have a Material Adverse Effect or (y) prevent, impair or materially delay the consummation of the Transactions.

SECTION 3.04.  Governmental Approvals.  Except for (a) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), including the filing with the Securities and Exchange Commission (the “SEC”) of the Schedule 14D-9, (b) compliance with the rules and regulations of the NASDAQ, (c) the filing of the Certificate of Merger with the Secretary of State pursuant to the DGCL and of appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (d) filings required under, and compliance with other applicable requirements of, (i) the HSR Act and (ii) the other Antitrust Laws set forth in Section 3.04(d) of the Company Disclosure Letter (the “Other Required Antitrust Laws”) and (e) compliance with any applicable state securities or blue sky laws, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Merger Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, (A) reasonably be expected to have a Material Adverse Effect or (B) prevent, impair or materially delay the consummation of the Transactions.

SECTION 3.05.  Company SEC Documents; Undisclosed Liabilities.  (a)   Since January 26, 2014 (the “Applicable Date”), the Company has filed or furnished, as applicable, with the SEC on a timely basis all reports, schedules, forms, statements and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) required to be filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act (collectively, the “Company SEC Documents”).  As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates or, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the portions that are amended (in the case of all other Company SEC Documents), the Company SEC Documents complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Company SEC Documents,  and none of the Company SEC Documents as of such respective dates (or, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  As of the date of this Agreement, (i) there has been no material correspondence between the SEC and the Company since the Applicable Date that is not set forth or reflected in the Company SEC Documents or that has not otherwise been disclosed to Parent prior to the date of this Agreement and (ii) the Company has not received written notice from the SEC since the Applicable Date that any of the Company SEC Documents is the subject of ongoing SEC review.

(b)  The consolidated financial statements of the Company (including all related notes or schedules) included or incorporated by reference in the Company SEC Documents, as of their respective dates of filing with the SEC (or, if such Company SEC Documents were amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the consolidated financial statements that are amended or restated therein), complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year‑end adjustments).  Since the Applicable Date through the date of this Agreement, there has been no material change in the Company’s accounting methods or principles that would be required to be disclosed in the Company’s financial statements in accordance with GAAP, except as described in the notes thereto.

(c)  Neither the Company nor any of its Subsidiaries has any liabilities of any nature (whether accrued, absolute, contingent or otherwise) that would be required under GAAP, as in effect on the date of this Agreement, to be reflected on a consolidated balance sheet of the Company (including the notes thereto) except liabilities (i) reflected or reserved against in the consolidated balance sheet (or the notes thereto) of the Company as of October 25, 2015 (the “Balance Sheet Date”) included in the Filed SEC Documents, (ii) incurred after the Balance Sheet Date in the ordinary course of business, (iii) as contemplated by this Agreement or otherwise incurred in connection with the Transactions, (iv) that have been discharged or paid prior to the date of this Agreement or (v) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Neither the Company nor any of its subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” within the meaning of Item 303 of Regulation S-K promulgated under the Securities Act.

(d)  The Company has established and maintains disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act.  Such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company and its Subsidiaries is reported within the time periods specified in the SEC’s rules and forms, and that all such information is communicated to the individuals responsible for the preparation of the Company’s filings with the SEC to allow timely decisions regarding required disclosure.  Since the Applicable Date, neither the Company nor, to the Company’s Knowledge, the Company’s independent registered public accounting firm, has identified or been made aware of (A) any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data or (B) any fraud or allegation of fraud, whether or not material, that involves (or involved) the management of the Company or other employees who have (or had) a significant role in the Company’s internal controls over financial reporting.

(e)  None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents (including any amendments or supplements thereto) will, at the time such Offer Documents are filed with the SEC or at the time such Offer Documents are first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 14D-9 (including any amendment or supplement thereto) will comply as to form in all material respects with the requirements of the Exchange Act and will not, at the time it is filed with the SEC and at the time first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub or any Affiliates thereof for inclusion or incorporation by reference in the Schedule 14D‑9.

SECTION 3.06.  Absence of Certain Changes.  Since October 25, 2015 through the date of this Agreement (a) except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto and to any transaction of the type contemplated by this Agreement, the business of the Company and its Subsidiaries has been carried on and conducted in all material respects in the ordinary course of business; (b) the Company and its Subsidiaries have not taken any action that, if taken after the date of this Agreement, would require the consent of Parent pursuant to Sections 5.01(b)(i) (other than as may have occurred in the ordinary course of business), (iii), (v), (vi) (other than as may have occurred in the ordinary course of business), (vii), (viii), (ix), (x), (xi), (xiii), (xiv) or (xv) or Section 5.01(b)(xvi) (as it relates to the foregoing clauses); and (c) there has not been any event, change or occurrence that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect.

SECTION 3.07.  Legal Proceedings.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there is no (a) pending or, to the Knowledge of the Company, threatened legal or administrative proceeding, suit, investigation, arbitration or action (an “Action”) against the Company or any of its Subsidiaries, (b) outstanding order, judgment, injunction, ruling, writ or decree of any Governmental Authority (a “Judgment”) imposed upon the Company or any of its Subsidiaries or their respective assets or properties, in each case, by or before any Governmental Authority or (c) inquiry, investigation or review in respect of which the Company has received written notice, pending or to the Knowledge of the Company threatened, by any Governmental Authority with respect to the Company or any of its Subsidiaries or their respective assets or properties.  As of the date of this Agreement, there are no settlements of any Actions to which the Company or any of its Subsidiaries is a party or by which any of their assets or properties are bound that are material to the Company and its Subsidiaries, taken as a whole, and under which the Company or any of its Subsidiaries have material continuing obligations.

SECTION 3.08.  Compliance with Laws; Permits.

(a)  The Company and each of its Subsidiaries are, and since the Applicable Date have been, in compliance with all laws, statutes, ordinances, codes, rules or regulations (“Laws”) or Judgments, applicable to the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  The Company and each of its Subsidiaries hold all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities (collectively, “Permits”) necessary (i) for the lawful conduct of their respective businesses and (ii) to own, lease and operate their respective assets and properties as being conducted as of the date of this Agreement, except, in each case, where the failure to hold the same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) all Permits are in full force and effect, (ii) no default (without notice or lapse of time or both) has occurred under any such Permit and (iii) neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority threatening to suspend, revoke, withdraw or modify in an adverse manner any such Permit.

(b)  The Company, each of its Subsidiaries and each of its and their directors, officers and employees acting in such capacity and, to the Knowledge of the Company, each of its and their other agents acting on its or their behalf, is, and since the Applicable Date has been, in compliance in all material respects with (i) the Foreign Corrupt Practices Act of 1977 and any rules and regulations promulgated thereunder and (ii) any other applicable Law that prohibits corruption or bribery.

This Section 3.08 does not relate to tax matters, which are the subject of Section 3.09, employee benefits, which are the subject of Section 3.10, labor matters, which are the subject of 3.11, or environmental matters, which are the subject of Section 3.12.

SECTION 3.09.  Tax Matters.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a)  the Company and each of its Subsidiaries has prepared (or caused to be prepared) and timely filed (or caused to be timely filed, taking into account valid extensions of time within which to file) income Tax Returns and all other material Tax Returns required to be filed by or on behalf of any of them, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate.

(b)  No claims that have not been finally resolved, have been made to the Company or any Subsidiary within the last seven years in writing by a Governmental Authority in a jurisdiction where the Company or that Subsidiary, as applicable, does not file Tax Returns that it is or may be subject to taxation in that jurisdiction.  No outstanding agreement, arrangement, extension or waiver of the limitation period applicable to the filing of any Tax Return with respect to the Company or any Subsidiary has been granted (by the Company or any other Person), and no such extension or waiver has been requested (formally or informally) by or from the Company or any of its Subsidiaries.

(c)  All Taxes owed by the Company and each of its Subsidiaries that are due (whether or not shown on any Tax Return) have been timely paid or have been adequately reserved against in accordance with GAAP.

(d)  As of the date of this Agreement, the Company has not received written notice of any pending audits, examinations, investigations, proposed adjustments, claims or other proceedings in respect of any Taxes of the Company or any of its Subsidiaries.

(e)  There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(f)  Neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law).

(g)  Neither the Company nor any of its Subsidiaries has been a member of an affiliated group of corporations filing a consolidated federal income Tax return (other than a group the common parent of which is the Company) or has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under U.S. Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local or foreign law), as a transferee or successor.

(h)  Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation under, any Tax sharing Contract other than (i) Contracts solely among the Company and its Subsidiaries and (ii) customary Tax indemnification provisions in Contracts the primary purpose of which does not relate to Taxes.

(i)  Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to an assessment or deficiency for Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course).

(j)  Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011 4(b)(2).

(k)  Neither the Company nor any Subsidiary is or has been a “United States real property holding corporation” within the meaning of Section 897(c) of the Code at any time during the applicable period specified in Code Section 897(c)(1)(A)(ii).

(a)  Neither the Company nor any Subsidiary will be required, as a result of a change in method of accounting for any period ending on or before or including the Closing Date, to include any adjustment under Section 481 of the Code (or any similar or corresponding provision or requirement under any other Tax law) in taxable income for any Taxable period (or portion thereof) beginning after the Closing Date. Neither the Company, any Subsidiary, nor the Surviving Corporation will be required to include in income, or exclude any item of deduction from, Taxable income for any taxable period (or portion thereof) beginning after the Closing Date, any material amount as a result of any (i) ‘‘closing agreement’’ as described in Section

7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Closing Date; (ii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) entered into or arising prior to the Closing Date; or (iii) election under Code §108(i).

(b)  The Company and its Subsidiaries have complied in all material respects with applicable escheat and unclaimed property laws.

(l)  For purposes of this Agreement: (x) “Tax” shall mean any and all federal, state, local or foreign taxes, fees, levies, duties, tariffs, imposts, and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any Governmental Authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes, license, registration and documentation fees, and customs duties, tariffs, and similar charges, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Authority, whether disputed or not; and (y) “Tax Returns” shall mean returns, reports, claims for refund, declarations of estimated Taxes and information statements, including any schedule or attachment thereto or any amendment thereof, with respect to Taxes filed or required to be filed with any Governmental Authority, including consolidated, combined and unitary tax returns.

SECTION 3.10.  Employee Benefits.

(a)  Section 3.10(a) of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, of each material Company Plan.  With respect to each material Company Plan, the Company has made available to Parent true and complete copies (to the extent applicable) of (i) the plan document or a written description thereof (or, if appropriate, a form thereof), including any amendments thereto, other than any document that the Company or any of its Subsidiaries is prohibited from making available to Parent as the result of applicable Law relating to the safeguarding of data privacy, (ii) the most recent annual report on Form 5500 filed with the IRS or similar report required to be filed with any Governmental Authority and the most recent actuarial valuation or similar report, (iii) the most recent IRS determination or opinion letter received by the Company, (iv) the most recent summary plan description, and (v) each insurance or group annuity contract, trust agreement or other funding vehicle.

(b)  Each Company Plan has been established, maintained, funded and administered in compliance with its terms and applicable Laws, including ERISA and the Code, as applicable, whether as a matter of substantive Law or in order to maintain any intended Tax qualification other than instances of noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Each Company Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that could reasonably be expected to cause the loss of any such qualification status of any such Company Plan.  There are no pending, or to the Knowledge of the Company, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any Company Plan or any trust related thereto which could reasonably be expected to result in any material liability to the Company or any of its Subsidiaries and no audit or other proceeding by a Governmental Authority is pending, or to the Knowledge of the Company, threatened or anticipated with respect to any Company Plan.

(c)  Neither the Company nor any Commonly Controlled Entity has maintained, established, sponsored, participated in, or contributed to, or has any liability with respect to any (i) pension plan that is subject to Title IV of ERISA or Section 412 of the Code or (ii) a “multiemployer plan” (as defined in Sections 3(37) or 4001(a)(3) of ERISA), (iii) a multiple employer plan within the meaning of Section 413(c) of the Code, (iv) a multiple employer welfare arrangement as defined in Section 3(40) of ERISA, in each case, at any time within the last six years.

(d)  No Company Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment, other than coverage or benefits required to be provided under Part 6 of Title I of ERISA or Section 4980(B)(f) of the Code, or any other applicable Law, and in each case, only to the extent required by such Law.

(e)  Except as set forth in this Agreement, the consummation of the Transactions will not, either alone or in combination with another event, (i) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any current or former director, officer, consultant or employee of the Company or any of its Subsidiaries under any Company Plan, (ii) cause the Company to transfer or set aside any assets to fund any benefits under any Company Plan, or (iii) limit or restrict the right to amend, terminate or transfer the assets of any Company Plan on or following the Effective Time.  No payment or deemed payment by the Company or any Company Subsidiary will arise or be made as a result (alone or in combination with any other event) of the execution, delivery and performance of this Agreement by the Company, or the consummation by the Company of the Transactions, that would not be deductible pursuant to Section 280G of the Code.

(f)  Neither the Company nor any Commonly Controlled Entity has announced its intention or undertaken (whether or not legally bound) to modify or terminate any Company Plan or adopt any arrangement or program which, once established, would come within the definition of a Company Plan.

(g)  Neither the Company nor any of its subsidiaries is party to, or is otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of foreign, state or local Law relating to Tax).

SECTION 3.11.  Labor Matters.

(a)  Neither the Company nor any Subsidiary of the Company is a party to, or is bound by, any Collective Bargaining Agreement.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) to the Knowledge of the Company, there are no activities or proceedings of any labor union to organize any employees of the Company or any of its Subsidiaries and no demand for recognition as the exclusive bargaining representative of any employees has been made by or on behalf of any labor union, (ii) there is no pending or, to the Knowledge of the Company, threatened strike, lockout, slowdown, walk-out, picketing, work stoppage or concerted refusal to work overtime or other similar labor activity or dispute by or with respect to the employees of the Company or any of its Subsidiaries, (iii) there is no unfair labor practice charge or complaint against the Company pending or, to the Knowledge of the Company, threatened, before the National Labor Relations Board and (iv) there are no pending or, to the Knowledge of the Company, threatened, labor union grievances against the Company.

(b)  Since the Applicable Date, (i) the Company has been in compliance with all applicable Laws pertaining to employment and employment practices, employment standards, including employment of minors, employment discrimination, health and safety, labor relations, withholding, wages and hours, workplace safety and insurance and/or pay equity, to the extent they relate to employees of the Company; (ii) the Company has not received written notice of the intent of any Governmental Authority responsible for the enforcement of labor or employment laws to conduct an audit or investigation of the Company that has not been completed and, to the Knowledge of the Company,  no such audit or investigation is in progress; (iii) the Company has filed all reports, information and notices required under applicable Laws regarding the hiring, hours, wages, occupational safety and health, employment, promotion, termination or benefits of all employees, and will timely file, prior to Closing, all such reports, information and notices required by applicable Laws to be given prior to Closing; (iv) there is no misclassification of any individual that renders services to the Company who is classified as (A) an independent contractor or other non-employee status, (B) an exempt or non-exempt employee or (C) an intern for all purposes, including taxation and Tax reporting, Fair Labor Standards Act purposes and applicable Laws governing the payment of wages; (v) the Company has paid or accrued all wages and compensation due to all employees, including all overtime pay, vacations or vacation pay, holidays or holiday pay, sick days or sick pay and bonuses; (vi) the Company has maintained records for all employees and personnel records in compliance with applicable Law; (vii) there are no outstanding penalties pursuant to worker’s compensation statutes, or charges regarding same; (viii) the Company has complied with the requirements of the Immigration Reform and Control Act of 1986 and Section 274(A) of the Immigration and Nationality Act with respect to all employees, and all employees who are performing services for the Company in the United States are legally able to work in the United States; and (ix) the Company has complied with the Worker Adjustment and Retraining Notification Act of 1988 and any similar state or other applicable Law provisions, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.12.  Environmental Matters.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) the Company and each of its Subsidiaries is and has been since January 1, 2011, in compliance with all applicable Environmental Laws, and the Company has not received any written notice since January 1, 2011 alleging that the Company is in violation of or has liability under any Environmental Law,

(b) the Company and its Subsidiaries possess and are in compliance with all Permits required under Environmental Laws for the operation of their respective businesses, (c) as of the date of this Agreement, there is no Action under or pursuant to any Environmental Law or Environmental Permit that is pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, and (d) as of the date of this Agreement, neither the Company nor any of its Subsidiaries has become subject to any Judgment imposed by any Governmental Authority under which there are uncompleted, outstanding or unresolved obligations on the part of the Company or its Subsidiaries arising under Environmental Laws.  Notwithstanding anything to the contrary contained in this Agreement, the representations and warranties contained in this Section 3.12 and Sections 3.05 and 3.06 shall be the sole and exclusive representations and warranties made by the Company with respect to Environmental Laws or other environmental matters.

SECTION 3.13.  Intellectual Property.  (a)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries own all of the Company Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens).  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, all of the Registered Company Intellectual Property is subsisting and, to the Knowledge of the Company, valid and enforceable.

(b)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries own or have sufficient rights to use all Intellectual Property used in the conduct of the business of the Company and its Subsidiaries as currently conducted, provided that nothing in this Section 3.13(b) shall be interpreted or construed as a representation or warranty with respect to whether there is any infringement of any Intellectual Property, which is the subject of Section 3.13(d).

(c)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no claims are pending or, to the Knowledge of the Company, threatened in writing (i) challenging the ownership, validity or use by the Company or any of its Subsidiaries of any Company Owned Intellectual Property or (ii) alleging that the Company or any of its Subsidiaries is infringing, misappropriating or otherwise violating the Intellectual Property of any Person.

(d)  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the Knowledge of the Company (i) no Person is infringing, misappropriating or otherwise violating the rights of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by the Company or a Subsidiary of the Company and (ii) the operation of the business of the Company and its Subsidiaries as currently conducted does not violate, misappropriate or infringe the Intellectual Property of any other Person.

SECTION 3.14.  No Rights Agreement; Anti-Takeover Provisions.

(a)  As of the date of this Agreement, the Company is not party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan and the Board of Directors of the Company has not adopted or authorized the adoption of such an agreement or plan.

(b)  Assuming the accuracy of the representations and warranties set forth in Section 4.14, no “business combination”, “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Laws (including, for the avoidance of doubt, Section 203 of the DGCL) (each, a “Takeover Law”) apply or will apply to the Company pursuant to this Agreement or the Merger Transactions.

SECTION 3.15.  Property.  As of the date of this Agreement, neither the Company nor any of its Subsidiaries owns any real property. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company or one of its Subsidiaries has a good and valid leasehold interest in each material Company Lease, free and clear of all Liens (other than Permitted Encumbrances).  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) no event, development or condition has occurred which, with the giving of notice or lapse of time (or both), would constitute a breach of or default under any material Company lease by the Company or any of its Subsidiaries, or to the Knowledge of the Company, any other party thereto and (b) each Company Lease is a valid and binding obligation of the Company or one of its Subsidiaries, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

SECTION 3.16.  Contracts.

(a)  Except (w) for this Agreement, (x) for the Contracts filed prior to the date of this Agreement as exhibits to the Company SEC Documents, (y) for the Company Plans and (z) as set forth in Section 3.16 of the Company Disclosure Letter, as of the date of this Agreement neither the Company nor any of its Subsidiaries is party to or bound by any Contract that:

(i)  contains covenants that materially restrict the ability of the Company or any of its Subsidiaries to (a) engage in any business or compete in any business with any Person or (b) operate in any geographic area;

(ii)  is an indenture, credit agreement, loan agreement, security agreement, guarantee, bond, mortgage or similar Contract pursuant to which any indebtedness of the Company or any of its Subsidiaries, in each case in excess of $1,000,000, is outstanding or secured, other than any such Contract between or among any of the Company and any of its Subsidiaries;

(iii)  by its terms is reasonably expected to result in future payments to or by the Company in excess of $1,000,000 per annum, except for Contracts that are terminable on less than 90 days’ notice without material penalty;

(iv)  is between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company or any Person beneficially owning five percent or more of the outstanding Company Common Stock, on the other hand, except for any Contracts entered into on arm’s length terms in the ordinary course of business; or

(v)  would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K of the Securities Act or disclosed by the Company on a Current Report on Form 8-K that has not been filed or incorporated by reference in the Company SEC Documents.

(b)  Each Contract of the type described in Section 3.16(a), and any Contract that (i) contains “most favored nation” pricing provisions in favor of the Company or any of its subsidiaries with any third party or pursuant to which the Company or any of its subsidiaries is granted exclusive rights, rights of first refusal, rights of first negotiation or offer or similar rights,  (ii) has a remaining term of at least 6 months and (iii) under which the Company and its Subsidiaries are expected to make payments of at least $1,000,000 over such 6 month period, is referred to herein as a “Material Contract”.  For the purposes of Section 3.16(a), “Contract” shall mean a Contract or group or series of related Contracts.

(c)  The Company has made available to Parent a true and complete copy of each Material Contract in effect as of the date of this Agreement.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) each Material Contract is valid and binding on the Company and/or any of its Subsidiaries to the extent such Person is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect, (ii) the Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Material Contract, (iii) neither the Company nor any of its Subsidiaries has received written notice of the existence of any breach or default on the part of the Company or any of its Subsidiaries under any Material Contract, (iv) to the Knowledge of the Company, there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a default on the part of any counterparty under such Material Contract, (v) to the Knowledge of the Company, no other party to a Material Contract is in breach of or default under such Material Contract, and (vi) as of the date of this Agreement, the Company has not received any written notice in writing from any Person that such Person intends to terminate, or not renew, any Material Contract, or seek negotiation of terms of any “Material Contract”.

SECTION 3.17.  Insurance.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) the Company and its Subsidiaries own or hold policies of insurance, or are self-insured, in such amounts and against such risks customarily insured against by companies in similar lines of business as the Company and its Subsidiaries, (b) all such insurance policies are in full force and effect and all premiums thereon have been timely paid in full, and (c) except for any expiration thereof in accordance with the terms thereof, no written notice of cancelation or modification has been received other than in connection with ordinary renewals, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder.  As of the date of this Agreement, no policy limits applicable to any material insurance policies of the Company or any of its Subsidiaries covering a period which includes the date of this Agreement, have been exhausted or materially reduced.  The Company has provided Parent with a schedule of all material insurance policies held by the Company or any of its Subsidiaries as of the date of this Agreement.

SECTION 3.18.  Privacy and Data Protection.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) the Company and each of its Subsidiaries have adopted, and are, and since the Applicable Date have been, in compliance with, commercially reasonable policies and procedures that apply to the Company or each of its Subsidiaries with respect to privacy, data protection, security and the collection, storage, disposal and use of Personal Information gathered or accessed in the course of the operations of the Company and its Subsidiaries, (b) there has been no unauthorized access or use of any Personal Information maintained, collected, stored, disposed of or processed by or on behalf of the Company or any of its Subsidiaries, (c) the Company and each of its Subsidiaries, and each of their privacy policies, are, and since the Applicable Date have been, in compliance with all Data Protection Programs and all contractual commitments that they have entered into with respect to Personal Information.

SECTION 3.19.  Opinion of Financial Advisor.  The Board of Directors of the Company has received the written opinion (or oral opinion to be confirmed in writing) of J.P. Morgan Securities LLC, to the effect that, as of the date of such opinion and subject to the limitations, qualifications and assumptions set forth therein, the Offer Price and the Merger Consideration to be paid to the holders (other than Parent, its Affiliates and any Rollover Stockholders) of shares of Company Common Stock ((other than (i) Company Restricted Shares to be treated in accordance with Section 2.03, (ii) Appraisal Shares to be treated in accordance with Section 2.06 and (iii) shares of Company Common Stock to be canceled in accordance with Section 2.01(b)) are fair from a financial point of view to such holders.  The Company shall make available to Parent a copy of the written opinion of J.P. Morgan Securities LLC for informational purposes only reasonably promptly following receipt thereof by the Company; provided that it is agreed and understood that such opinion is for the benefit of the Board of Directors of the Company and may not be relied on by Parent or Merger Sub.

SECTION 3.20.  Brokers and Other Advisors.  Except for J.P. Morgan Securities LLC, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.  The Company has made available to Parent the engagement letter the Company has entered into with J.P. Morgan Securities LLC in connection with the Merger Transactions.

SECTION 3.21.  Affiliate Transactions.  No Company Related Party is a party to any Contract, transaction, arrangement or understanding with or binding upon the Company or its Subsidiaries (other than Company Plans and other than commercial agreements entered into on arm’s length terms by the Company or its Subsidiaries in the ordinary course of business) or any of their respective properties or assets or has any material interest in any property used by the Company or its Subsidiaries or has engaged in any transaction with any of the foregoing since the Applicable Date, in either case that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act that has not been so disclosed.

SECTION 3.22.  No Other Representations or Warranties.  Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company and its Subsidiaries, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing, and each of Parent and Merger Sub acknowledge the foregoing.  In particular, and without limiting the generality of the foregoing, neither the Company nor any other Person makes or has made any express or implied representation or warranty to Parent, Merger Sub or any of their respective Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Company, any of its Subsidiaries or their respective businesses or (b) except for the representations and warranties made by the Company in this Article III, any oral, written, video, electronic or other information presented to Parent, Merger Sub or any of their respective Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or the course of the Transactions.

ARTICLE IV

Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub jointly and severally represent and warrant to the Company:

SECTION 4.01.  Organization; Standing.  Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and Merger Sub is a corporation duly organized, validly existing under the laws of the State of Delaware and is in good standing with the Secretary of State.  Each of Parent and Merger Sub has all requisite corporate power and corporate authority necessary to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  Parent has made available to the Company complete and correct copies of Parent’s and Merger Sub’s certificates of incorporation, bylaws or comparable governing documents, each as amended to the date of this Agreement.

SECTION 4.02.  Authority; Noncontravention.  (a)  Each of Parent and Merger Sub has all necessary corporate power and corporate authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions.  The Board of Directors of Parent has adopted resolutions approving the execution, delivery and performance by Parent of this Agreement and the consummation of the Transactions, which resolutions have not been subsequently rescinded, modified or withdrawn. The Board of Directors of Merger Sub has adopted resolutions (i) unanimously approving the Merger and the execution, delivery and performance by Merger Sub of this Agreement and the consummation of the Transactions, (ii) declaring that the Merger is advisable and (iii) directing that the Merger be submitted for consideration by Merger Sub’s stockholder, which resolutions have not been subsequently rescinded, modified or withdrawn.  Parent, as the sole stockholder of Merger Sub, will approve this Agreement and the Transaction immediately following the execution and delivery of this Agreement.  Except as expressly set forth in this Section 4.02(a), no other corporate action (including any stockholder vote or other action) on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions.  This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.  No Takeover Laws apply or will apply to Parent or Merger Sub pursuant to this Agreement or the Transactions.

(b)  Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor performance or compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the certificate of incorporation, bylaws or other comparable charter or organizational documents of Parent or Merger Sub or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.03 are obtained prior to the Offer Acceptance Time or the Effective Time, as applicable, and the filings referred to in Section 4.03 are made and any waiting periods with respect to such filings have terminated or expired prior to the Offer Acceptance Time or the Effective Time, as applicable, (A) violate any Law or Judgment applicable to Parent, Merger Sub or any of their respective Subsidiaries, (B) result in a breach or violation, constitute a default or require a consent (with or without notice or lapse of time or both) or result in the loss of benefit under, or give rise to any right of termination, cancellation, amendment or acceleration under any of the terms or provisions of any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party or accelerate Parent’s, Merger Sub’s or any of their respective Subsidiaries’, if applicable, obligations under any such Contract, except, in the case of clause (ii), as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.03.  Governmental Approvals.  Except for (a) compliance with the applicable requirements of the Exchange Act, including the filing with the SEC of the Offer Documents, (b) the filing of the Certificate of Merger with the Secretary of State pursuant to the DGCL and the filing of appropriate documents with the relevant authorities of other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business and (c) filings required under, and compliance with other applicable requirements of, the HSR Act and the Other Required Antitrust Laws, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their obligations hereunder and the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.04.  Ownership and Operations of Merger Sub.  Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub, free and clear of all Liens.  Each of Parent and Merger Sub was formed solely for the purpose of engaging in the

Transactions, has no liabilities or obligations of any nature other than those incident to its formation and pursuant to the Transactions, and prior to the Effective Time, will not have engaged in any other business activities other than those relating to the Transactions.

SECTION 4.05.  Financing.  Parent has delivered to the Company true and complete copies of (a) a fully executed commitment letter dated on or about the date of this Agreement (together with all exhibits, annexes, schedules and term sheets attached thereto and as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in compliance with Section 5.04, the “Equity Funding Letter”) from the Guarantors providing for an equity investment in Parent, subject to the terms and conditions therein, in cash in the aggregate amount set forth therein (the “Equity Financing”) and (b) a fully executed commitment letter and Redacted Fee Letter dated on or about the date of this Agreement from the financial institutions identified therein (together with all exhibits, annexes, schedules and term sheets attached thereto and as amended, modified, supplemented, replaced or extended from time to time after the date of this Agreement in compliance with Section 5.04, collectively, the “Debt Commitment Letter” and, together with the Equity Funding Letter, the “Financing Letters”), providing, subject to the terms and conditions therein, for debt financing in the amounts set forth therein (being collectively referred to as the “Debt Financing” and, together with the Equity Financing, collectively referred to as the “Financing”).  As of the date of this Agreement, neither of the Financing Letters has been amended or modified, and, to the Knowledge of Parent, no such amendment or modification is contemplated, and, to the Knowledge of Parent, none of the respective obligations and commitments contained in such letters have been withdrawn, terminated or rescinded in any respect and, to the Knowledge of Parent, no such withdrawal, termination or rescission is contemplated.  Parent or Merger Sub has fully paid any and all commitment fees or other fees in connection with the Financing Letters that are payable on or prior to the date of this Agreement and will continue to pay in full any such amounts required to be paid pursuant to the terms of the Financing Letters as and when they become due and payable on or prior to the Closing Date.  Assuming (i) the Financing is funded in accordance with the Financing Letters, (ii) the accuracy in all material respects of the representations and warranties set forth in Sections 3.02, 3.05(b) and (c), 3.06(b) (as it relates to Section 5.01(b)(i)) and 3.16(a)(ii) and (iii) the performance by the Company and its Subsidiaries of the covenants and agreements contained in Sections 5.01(b)(i) and 5.01(b)(ii) of this Agreement, the net proceeds contemplated by the Financing Letters (after netting out applicable fees, expenses, original issue discount and similar premiums and charges and after giving effect to the maximum amount of flex (including original issue discount flex) provided under the Debt Commitment Letter), will in the aggregate be sufficient for Merger Sub and the Surviving Corporation to pay the aggregate Offer Price and Merger Consideration (and any repayment or refinancing of debt contemplated by this Agreement, the Equity Funding Letter or the Debt Commitment Letter) and any other amounts required to be paid in connection with the consummation of the Transactions (including all amounts payable in respect of Company Stock Options, Company Restricted Shares, Company RSUs, Company DSUs and PSU Awards under this Agreement) and to pay all related fees and expenses payable by them in connection with the Transactions (such amount, the “Required Amount”).  The Financing Letters are (x) legal, valid and binding obligations of Parent and Merger Sub, as applicable, and, to the Knowledge of Parent, each of the other parties thereto, (y) enforceable in accordance with their respective terms against Parent and Merger Sub, as applicable, and, to the Knowledge of Parent, each of the other parties thereto, in each case except as such enforceability may be limited by the Bankruptcy and

Equity Exception and (z) as of the date of this Agreement, in full force and effect.  As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub or, to the Knowledge of Parent, any other parties thereto under the Equity Funding Letter or the Debt Commitment Letter.  As of the date of this Agreement, assuming satisfaction or waiver of the conditions to Parent’s and Merger Sub’s obligations to consummate the Offer and the Merger, Parent does not have any reason to believe that the conditions precedent set forth in the Financing Letters will not be satisfied or that the Required Amount will not be available on the Closing Date.  The only conditions precedent (including the market “flex” provisions) related to the obligations of the Guarantors to fund the full amount of the Equity Financing and the lenders to fund the full amount of the Debt Financing are those expressly set forth in the Equity Funding Letter and the Debt Commitment Letter, respectively.  As of the date of this Agreement, there are no side letters or other Contracts or arrangements (except for the portions of the Redacted Fee Letter permitted to be redacted hereunder) to which Parent or any of its Affiliates is a party related to the Financing other than as expressly contained in the Financing Letters delivered to the Company prior to the date of this Agreement that would (A) impair the enforceability of any of the Financing Letters, (B) reduce the aggregate amount of any portion of the Financing (including by increasing the amount of fees to be paid or original issue discount as compared to the fees and original issue discount contemplated by the Financing Letters on the date of this Agreement) such that the aggregate amount of the Financing would be below the amount required to pay the Required Amount, (C) impose new or additional conditions precedent to the Financing, (D) otherwise adversely modify any of the conditions precedent to the Financing or (E) reasonably be expected to prevent, impair or materially delay the consummation of the Financing.

SECTION 4.06.  Limited Guarantee.  Concurrently with the execution of this Agreement, Parent has delivered to the Company the duly executed limited guarantee of the Guarantors, dated as of the date of this Agreement, in favor of the Company in respect of Parent’s obligation to pay the Parent Termination Fee and the other obligations specified therein, up to the aggregate amount set forth therein (the “Limited Guarantee”).  The Limited Guarantee is (a) a legal, valid and binding obligation of the Guarantors, (b) enforceable against the Guarantors in accordance with its terms, except as such enforceability may be limited by the Bankruptcy and Equity Exception and (c) in full force and effect.  As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of the Guarantors under the Limited Guarantee.

SECTION 4.07.  Solvency.  None of Parent, Merger Sub or the Guarantors is entering into this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries.  Assuming satisfaction or waiver of the conditions to Parent’s and Merger Sub’s obligations to consummate the Offer and the Merger, the accuracy of the representations and warranties of the Company set forth in Article III hereof, and after giving effect to the Transactions and the payment of the aggregate Offer Price and Merger Consideration, any other repayment or refinancing of debt contemplated in this Agreement or the Financing Letters and payment of the Required Amount, the Surviving Corporation will be Solvent as of the Offer Acceptance Time and as of the Effective Time and immediately after the consummation of the applicable Transactions.  For the purposes of this

Agreement, the term “Solvent”, when used with respect to any Person, means that, as of any date of determination, (a) the fair value of the assets of such Person and its Subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of such Person and its Subsidiaries on a consolidated basis, (b) the present fair saleable value of the property of such Person and its Subsidiaries on a consolidated basis will be greater than the amount that will be required to pay the probable liability of such Person and its Subsidiaries on a consolidated basis on their debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured, (c) such Person and its Subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Closing Date and (d) such Person and its Subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured.

SECTION 4.08.  Certain Arrangements.  (1) As of the date of this Agreement,  there are no and (2) following the execution and delivery of this Agreement, other than the Rollover Agreement and the Support Agreement (if any), there will be no Contracts or other arrangements or understandings (whether oral or written and whether or not legally binding) or commitments to enter into Contracts or other arrangements or understandings (whether oral or written and whether or not legally binding) (a) between Parent, Merger Sub, the Guarantors or any of their Affiliates, on the one hand, and any member of the Company’s management or Board of Directors or any beneficial owner of Company Common Stock, on the other hand, that relate in any way to the Company or any of its businesses or Subsidiaries (including those businesses and Subsidiaries following the Closing) or the Transactions (including as to continuing employment or equity roll-over) or (b) pursuant to which any stockholder of the Company would be entitled to receive value or consideration of a different amount or nature than the Offer Price or the Merger Consideration or pursuant to which any stockholder of the Company agrees to tender any shares of Company Common Stock in the Offer or agrees to vote against or otherwise oppose any Superior Proposal.  Parent and Merger Sub will provide to the Company drafts (reasonably in advance of execution) and thereafter complete, correct and executed copies of Rollover Agreement and the Shareholder Agreement (if any).  Parent and Merger Sub shall not amend, supplement or otherwise modify the Rollover Agreement or the Support Agreement (if any) in any manner that may be materially adverse to the Company or that would reasonably be expected to prevent, impair or materially delay the consummation of the Transactions.

SECTION 4.09.  Brokers and Other Advisors.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Parent, Merger Sub or any of their respective Subsidiaries, except for Persons, if any, whose fees and expenses will be paid by Parent.

SECTION 4.10.  No Other Company Representations or Warranties.  Parent and Merger Sub each acknowledges that it and its Representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Company which it and its Representatives have desired or requested to review, and that it and its Representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company.  Except for the representations and warranties expressly set forth in Article III, Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any other Person, (a) has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any oral, written, video, electronic or other information provided or made available to Parent, Merger Sub or any of their respective Representatives or any oral, written, video, electronic or other information developed by Parent, Merger Sub or any of their respective Representatives or (b) will have been or be subject to any liability or indemnification obligation to Parent or Merger Sub resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or any of their respective Representatives (in any form whatsoever and through any medium whatsoever), or the use by Parent, Merger Sub or any of their respective Representatives, of any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material developed by or provided or made available to Parent, Merger Sub or any of their respective Representatives, including in due diligence materials, “data rooms” or management presentations (formal or informal, in person, by phone, through video or in any other format), in anticipation or contemplation of any of the Transactions.  Parent, on behalf of itself and on behalf of its Affiliates, expressly waives any such claim relating to the foregoing matters.  Parent and Merger Sub hereby acknowledge (each for itself and on behalf of its Affiliates and Representatives) that it has conducted, to its satisfaction, its own independent investigation of the business, operations, assets and financial condition of the Company and its Subsidiaries and, in making its determination to proceed with the Transactions, each of Parent, Merger Sub and their respective Affiliates and Representatives have relied on the representations and warranties expressly set forth in Article III and on the results of their own independent investigation.

SECTION 4.11.  Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans.  In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business and strategic plan information, regarding the Company and its Subsidiaries and their respective businesses and operations.  Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business and strategic plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Parent and Merger Sub have not relied on such information and will have no claim against the Company or any of its Subsidiaries, or any of their respective Representatives, with respect thereto or, except for the representations and warranties expressly set forth in Article III, any rights hereunder with respect thereto.

SECTION 4.12.  Information Supplied; Offer Documents.  None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Schedule 14D-9 (including any amendments or supplements thereto) will, at the time the Schedule 14D-9 (or any amendment or supplement thereto) is filed with the SEC or at the time the Schedule 14D-9 (or any amendment or supplement thereto) is first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Offer Documents (including any amendment or supplement thereto) will comply as to form in all material respects with the requirements of the Exchange Act and will not, at the time filed with the SEC and at the time first published, sent or given to the stockholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or any Affiliates thereof for inclusion or incorporation by reference in the Offer Documents.

SECTION 4.13.  Legal Proceedings.  Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, to the Knowledge of Parent and Merger Sub, as of the date of this Agreement, there is no (a) pending or threatened Action against Parent or Merger Sub or any of their respective Affiliates or (b) Judgment imposed upon or affecting Parent or Merger Sub or any of their respective Affiliates, in each case, by or before any Governmental Authority.

SECTION 4.14.  Ownership of Company Common Stock.  None of Parent, Merger Sub or any of their respective “affiliates” or “associates” is, or has been at any time during the last three years, an “interested stockholder” of the Company (in each case, as such quoted terms are defined under Section 203 of the DGCL).  Neither Parent nor Merger Sub own any shares of Company Common Stock.

ARTICLE V

Additional Covenants and Agreements

SECTION 5.01.  Conduct of Business.  (a)  Except as required by applicable Law, Judgment or to comply with any notice from a Governmental Authority, as expressly required or permitted by this Agreement or as set forth in Section 5.01 of the Company Disclosure Letter, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement is terminated pursuant to Section 7.01), unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each of its Subsidiaries to, use its and their commercially reasonable efforts to (i)  carry on its business in all material respects in the ordinary course and (ii) preserve its and each of its Subsidiaries’ business organizations substantially intact and preserve existing relations with key suppliers and other Persons with whom the Company or its Subsidiaries have significant business relationships, in each case, consistent with past practice.

(b)  Except as required by applicable Law, Judgment or to comply with any notice from a Governmental Authority, as expressly required or permitted by this Agreement or as set forth in Section 5.01 of the Company Disclosure Letter, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement may be terminated pursuant to Section 7.01), unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), the Company shall not, and shall not permit any of its Subsidiaries to:

(i)  (A) other than transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, issue, sell, encumber or grant any shares of its capital stock or other equity or voting interests, or any securities or rights convertible into, exchangeable or exercisable for, relating to the value of, or evidencing the right to subscribe for any shares of its capital stock or other equity or voting interests, or any rights, warrants or options to purchase any shares of its capital stock or other equity or voting interests; provided that the Company may issue or grant shares of Company Common Stock in the ordinary course of business as required pursuant to equity awards or obligations under the Company Plans outstanding on the date of this Agreement in accordance with the terms of the applicable Company Plan in effect on the date of this Agreement, (B) other than transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, redeem, purchase or otherwise acquire any of its outstanding shares of capital stock or other equity or voting interests, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interests (other than Company Restricted Shares or pursuant to the cashless exercise of Company Stock Options or the forfeiture of or withholding of taxes with respect to Company Stock Options, Company Restricted Shares, Company RSUs, Company DSUs or PSU Awards), (C) in the case of the Company, establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests, or (D) split, combine, subdivide, reclassify, redeem, purchase or otherwise acquire any shares of its capital stock or other equity or voting interests, except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary after consummation of such transaction;

(ii)  (A) incur, prepay or refinance any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any such indebtedness or any debt securities of another Person or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person (collectively, “Indebtedness”), except for (1) intercompany Indebtedness among the Company and its  Subsidiaries, (2) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made or entered into in the ordinary course of business, (3) Indebtedness incurred under the Credit Facility or other existing arrangements (including in respect of letters of credit) and (4) other Indebtedness in an aggregate principal amount not to exceed $2 million, (B) enter into any swap or hedging transaction or other derivative agreements other than in the ordinary course of business or (C) make any loans, capital contributions or advances to any Person other than (x) to the Company or any Subsidiary of the Company, (y) pursuant to Section 5.01(b)(v) or (z) in the ordinary course of business;

(iii)  sell, transfer, dispose of, lease, pledge or otherwise encumber or subject to any Lien (other than Permitted Liens), to any Person, in a single transaction or series of related transactions, any of its properties or assets with a fair market value in excess of $2 million in the aggregate, except (A) dispositions of inventory and dispositions of obsolete, surplus or worn out assets or assets that are no longer used or useful in the conduct of the business of the Company or any of its Subsidiaries or (B) transfers among the Company and its Subsidiaries;

(iv)  make or authorize capital expenditures for property, plant and equipment, except (A) consistent in all material respects with the Company’s current plan that was previously made available to Parent, (B) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident (whether or not covered by insurance) or (C) otherwise in an aggregate amount for all such capital expenditures made pursuant to this clause (C) not to exceed $2 million in the aggregate;

(v)  except as permitted under Section 5.01(b)(iv), make any acquisition of (including by merger, consolidation or acquisition of stock or assets or otherwise), or make any investment in any interest in any Person or any division, business, property or assets thereof, except in the ordinary course of business (which for the avoidance of doubt and without limitation of the foregoing shall be deemed to include any acquisition of inventory in the ordinary course of business), if the aggregate amount of consideration paid or transferred by the Company and its Subsidiaries in connection with all such transactions would exceed $2 million;

(vi)  except as required pursuant to the terms of any Company Plan or other written agreement, in each case, in effect on the date of this Agreement, (A) grant to any officer any increase in compensation, (B) grant to any officer or employee any material increase in severance, retention or termination pay, (C) establish, adopt, enter into or amend in any material respect any Collective Bargaining Agreement or material Company Plan, (D) take any action to accelerate any rights or benefits under any Company Plan (E) enter into, adopt or materially amend any employment, consulting, bonus, severance or retirement Contract or adopt any employee bonus or benefit plan with respect to any senior vice president or executive officer, (F) terminate any employee, other than for cause, (G) hire any employee who is an executive officer; provided, however, that the foregoing shall not restrict the Company or any of its Subsidiaries from entering into or making available to newly hired employees who are not officers or to employees who are not officers in the context of promotions based on job performance or workplace requirements, in each case, in the ordinary course of business, plans, agreements, benefits and compensation arrangements (including incentive grants, but excluding equity-based compensation grants) that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions;

(vii)  make any material changes in financial accounting methods, principles or practices materially affecting the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except insofar as may be required (A) by GAAP (or any interpretation thereof), (B) by any applicable Law, including Regulation S-X nder the

Securities Act, or (C) by any Governmental Authority or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization);

(viii)  amend the Company Charter Documents or amend in any respect the comparable organizational documents of any Subsidiary of the Company;

(ix)  grant any Lien (other than Permitted Liens) on any of its material assets other than (A) to secure Indebtedness and other obligations permitted under Section 5.01(b)(ii) or (B) to a wholly owned Subsidiary of the Company;

(x)  settle or compromise any material pending or threatened Action, other than settlements or compromises of any pending or threatened Action (other than an Action with respect to Taxes) (A) in the ordinary course of business or (B) if the amount of any such settlement or compromise is individually not material to the Company and its Subsidiaries, taken as a whole; provided that no settlement or compromise of any pending or threatened Action may involve any material injunctive or equitable relief or impose material restrictions on the business activities of the Company and its Subsidiaries, taken as a whole;

(i)  except in the ordinary course of business, make or change (or file a request to make any such change) any material method of Tax accounting, any annual Tax accounting period or any material Tax election; file any material amendment to a federal, state, or non-U.S. income Tax Return or any other Tax Return; settle any claim or assessment in respect of Taxes, other than individual settlements not to exceed $375,000 and in the aggregate not to exceed $750,000; or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(xi)  except as permitted under Section 5.01(b)(iv), (A) enter into any Contract that would have been a Material Contract if it had been in effect as of the date of this Agreement (other than pursuant to clause (iii) of Section 3.16(a) solely with respect to Contracts resulting in payments to the Company to the extent entered into in the ordinary course of business), (B) extend or renew any Material Contract or any Contract that would have been a Material Contract if it had been in effect as of the date of this Agreement (other than pursuant to clause (iii) of Section 3.16(a) solely with respect to Contracts resulting in payments to the Company, to the extent such extensions or renewals are entered into in the ordinary course of business), or (C) otherwise modify, amend or waive any material rights or obligations under any Material Contract or any Contract that would have been a Material Contract if it had been in effect as of the date of this Agreement, in any manner that would be adverse to the Company in any material respect;

(xii)  enter into any new line of business outside its existing business as of the date of this Agreement;

(xiii)  adopt a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganizational document;

(xiv)  enter into or adopt any “poison pill” or similar stockholder rights plan; or

(xv)  authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

(c)  Except as expressly required or permitted by this Agreement or as required by applicable Law, Judgment or to comply with any notice from a Governmental Authority, during the period from the date of this Agreement to the Effective Time (or such earlier date on which this Agreement is terminated pursuant to Section 7.01), neither Parent nor Merger Sub shall, without the prior written consent of the Company, (i) take any action the result of which would reasonably be expected to materially and adversely impair or materially delay the consummation of the Transactions or (ii) authorize any of, or commit or agree, in writing or otherwise, to take any of the foregoing actions.

(d)  Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations.  Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

SECTION 5.02.  Solicitation; Change in Recommendation.  (a)  Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until midnight, New York City time, on April 2, 2016 (i.e., one minute after 11:59 p.m., New York City time, on April 1, 2016) (the “Go-Shop Period”), the Company and its Subsidiaries and their respective Representatives shall have the right to directly or indirectly:  (i) initiate, solicit, facilitate and encourage, whether publicly or otherwise, Takeover Proposals (or inquiries, proposals or offers or other efforts or attempts that may reasonably be expected to lead to a Takeover Proposal), including by way of providing access to non-public information pursuant to one or more Acceptable Confidentiality Agreements; provided that the Company (A) shall concurrently provide to Parent, or give Parent access to, any material non-public information concerning the Company or its Subsidiaries that is provided to, or for which access is provided to, any Person given such information or access which was not previously provided to Parent or its Representatives and (B) shall not provide to any such Person any non-public information of or relating to Parent, Merger Sub or any of their respective Affiliates or Representatives except as required by Law; and (ii) enter into, engage in and maintain discussions or negotiations with any Persons or groups of Persons with respect to Takeover Proposals (or inquiries, proposals or offers or other efforts or attempts that may reasonably be expected to lead to a Takeover Proposal) and otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, efforts, attempts, discussions or negotiations.  For purposes of clarity, the Company’s obligations under Section 5.02(b) shall commence with respect to each Person upon the expiration of the Go-Shop Period unless the Board of Directors of the Company or any committee or subcommittee thereof has made the determination referred to in Section 5.02(c)(ii) with respect to a Takeover Proposal submitted by such Person prior to the expiration of the Go-Shop Period and reaffirmed such determination during the period between the business day prior to the expiration of the Go-Shop Period and the expiration of the Go-Shop Period.

(b)  Except as expressly permitted by this Section 5.02 and except in respect of any Person that has submitted a Takeover Proposal prior to the expiration of the Go-Shop Period with respect to which the Board of Directors of the Company or any committee or subcommittee thereof has made the determination referred to in Section 5.02(c)(ii) prior to the expiration of the Go-Shop Period and reaffirmed such determination during the period between the business day prior to the expiration of the Go-Shop Period and the expiration of the Go-Shop Period, the Company shall and shall cause each of its Subsidiaries to, and shall instruct and use its commercially reasonable efforts to cause its and their respective Representatives to, (i)  immediately cease any solicitation, discussions or negotiations with any Persons that may then be ongoing with respect to a Takeover Proposal and request that such Persons deliver to the Company or destroy all copies of, studies based upon and any extracts or summaries from, any non-public information of the Company in such Person’s possession or control, which non-public information was provided by or on behalf of the Company in connection with a Takeover Proposal on or prior to the expiration of the Go-Shop Period, and (ii) until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, not, directly or indirectly, (A) initiate, solicit, or knowingly encourage (including by way of furnishing non-public information) the submission of any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Takeover Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with, or for the purpose of, encouraging a Takeover Proposal or (C) enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement in connection with a Takeover Proposal.  Without limiting the foregoing, it is agreed that any violation of the restrictions in this Section 5.02 applicable to the Company by any of the Company’s controlled Affiliates or any of its other Representatives, to the extent acting on its behalf or at its direction, shall be deemed to be a breach of this Section 5.02 by the Company.

(c)  Notwithstanding anything contained in Section 5.02(b) or any other provision of this Agreement to the contrary, if at any time after the expiration of the Go-Shop Period and prior to the Offer Acceptance Time, the Company or any of its Representatives receives a Takeover Proposal, which Takeover Proposal did not result from any breach of this Section 5.02, (i) the Company and its Representatives may contact such Person or group of Persons making the Takeover Proposal solely to clarify the terms and conditions thereof or to request that any Takeover Proposal made orally be made in writing and (ii) if the Board of Directors of the Company or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Takeover Proposal constitutes or would reasonably be expected to result in a Superior Proposal, then the Company and any of its Representatives may (A) enter into an Acceptable Confidentiality Agreement with the Person or group of Persons making the Takeover Proposal and furnish pursuant to an Acceptable Confidentiality Agreement information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Takeover Proposal and its or their respective Representatives; provided that the Company (1) shall concurrently provide to Parent, or give Parent access to, any material non-public information concerning the Company or any of its Subsidiaries that is provided to, or for which access is provided to, any such Person which was not previously provided to Parent or its Representatives and (2) shall not provide to any such Person any non-public information of or relating to Parent, Merger Sub or any of their respective Affiliates or Representatives except as required by Law and (B) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Takeover Proposal and its or their Representatives.

(d)  At any time prior to the Offer Acceptance Time, the Company shall promptly notify Parent in writing in the event that the Company or any of its Subsidiaries or its or their Representatives receives a Takeover Proposal (but in any event within one business day after Knowledge of the Company of the receipt of such Takeover Proposal) and shall disclose to Parent the material terms and conditions of any such Takeover Proposal (including a copy thereof and any financing commitment papers submitted therewith, if such Takeover Proposal is in writing) and the identity of the Person or group of Persons making such Takeover Proposal, and the Company shall keep Parent informed on a reasonably prompt basis of any material developments with respect to any such Takeover Proposal (including any material changes thereto) (and the Company shall as promptly as practicable after Knowledge of the Company of the receipt thereof provide Parent with copies of any material written materials relating to such Takeover Proposal or any material change to the financial or other material terms and conditions thereof).  For the avoidance of doubt, all information provided to Parent pursuant to this Section 5.02(d) will be subject to the terms of the Confidentiality Agreement.

(e)  Neither the Board of Directors of the Company nor any committee thereof or subcommittee thereof shall (i) (A) withdraw (or modify in a manner adverse to Parent), or publicly propose to withdraw (or modify in a manner adverse to Parent), the Company Board Recommendation, (B) recommend the approval or adoption of, or approve or adopt, or publicly propose to recommend, approve or adopt, any Takeover Proposal or (C) fail to include the Company Board Recommendation in the Schedule 14D-9 or, if any Takeover Proposal has been made public, fail to reaffirm the Company Board Recommendation upon request of Parent within the earlier of three business days prior to the then scheduled Expiration Date or 10 business days after Parent requests such reaffirmation with respect to such Takeover Proposal (provided, however, that Parent may make such request only once with respect to such Takeover Proposal unless such Takeover Proposal is subsequently publicly modified in any material respect in which case Parent may make such request once each time such modification is made)  (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) execute or enter into (or cause or permit the Company or any of its Subsidiaries to execute or enter into) any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement in connection with a Takeover Proposal, other than any Acceptable Confidentiality Agreement (each, a “Company Acquisition Agreement”). Notwithstanding the foregoing or any other provision of this Agreement to the contrary, prior to the Offer Acceptance Time, but not after, the Board of Directors of the Company or any committee thereof or subcommittee thereof may (I) make an Adverse Recommendation Change or (II) cause the Company to enter into a Company Acquisition Agreement with respect to a Takeover Proposal not solicited in violation of this Section 5.02 and terminate this Agreement pursuant to Section 7.01(d)(ii), in either case if the Board of Directors of the Company or any committee or subcommittee thereof has determined in good faith, after consultation with its financial advisors and outside legal counsel, that (x) in the case of clause (I) where the Adverse Recommendation Change is not made in response to a Takeover Proposal, failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and (y) in the case of (A) clause (I) where such Adverse Recommendation Change is made in response to a Takeover Proposal or (B) clause (II), such Takeover Proposal constitutes a Superior Proposal; provided, however, that the Board of Directors of the Company or any committee thereof or subcommittee thereof shall not, and shall cause the Company not to, take any such action unless (1) the Company has given Parent at least three business days’ prior written notice (an “Adverse Recommendation Change/Superior Proposal Notice”) (it being understood and agreed that, in connection with an Adverse Recommendation Change in response to any Superior Proposal or any action contemplated by clause (II) of this Section 5.02(e), any material change to the financial or other material terms and conditions of such Superior Proposal shall require an additional Adverse Recommendation Change/Superior Proposal Notice (such one or more additional notices, an “Additional Notice”) to Parent and a new two business day period) of its intention to take such action (which notice shall, (Y) in the case of an Adverse Recommendation Change in response to any Superior Proposal or any action contemplated by clause (II) of this Section 5.02(e), specify the identity of the party making such Superior Proposal and the material terms thereof and contain a copy of the agreement or proposal with respect to such Superior Proposal and, (Z) in the case of an Adverse Recommendation Change other than in connection with a Takeover Proposal, specify the basis for such Adverse Recommendation Change), (2) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose in writing a binding offer to effect revisions to the terms of this Agreement, the Financing Letters and the Limited Guarantee such that, if a Superior Proposal has been made, it would cause such Superior Proposal to no longer constitute a Superior Proposal and, in connection with an Adverse Recommendation Change, it would cause the Board or such committee or subcommittee no longer to believe that the failure to make an Adverse Recommendation Change would be inconsistent with the directors’ fiduciary duties under applicable Law, (3) following the end of such notice period, the Board of Directors of the Company or any committee thereof or subcommittee thereof shall have considered in good faith such binding offer, and shall have determined that the Superior Proposal would continue to constitute a Superior Proposal, and in connection with an Adverse Recommendation Change, shall have determined that the failure to make an Adverse Recommendation Change would continue to be inconsistent with the directors’ fiduciary duties under applicable Law, in each case if the revisions proposed in such binding offer were to be given effect; and provided, further, that any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect unless the termination is in accordance with Section 7.01 and, to the extent required under the terms of this Agreement, the Company pays Parent the applicable Company Termination Fee and Parent Expenses in accordance with Section 7.03 prior to or concurrently with such termination.

(f)  Nothing in this Section 5.02 or elsewhere in this Agreement shall prohibit the Company or the Board of Directors of the Company or any committee thereof or subcommittee thereof from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company that is required by applicable Law or if the Board of Directors of the Company determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Board of Directors of the Company to make such disclosure would be inconsistent with the directors’ exercise of their duties to the Company’s stockholders under applicable Law; provided, however, that this Section 5.02(f) shall not be deemed to permit the Company or the Company Board or any committee thereof or subcommittee thereof to effect an Adverse Recommendation Change except in accordance with Section 5.02(e).

(g)  As used in this Agreement, “Acceptable Confidentiality Agreement” means (i) any confidentiality agreement entered into by the Company from and after the date of this Agreement that contains confidentiality provisions that are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, except that such confidentiality agreement need not include explicit or implicit standstill provisions that would restrict the making of or amendment or modification to Takeover Proposals, or (ii) any confidentiality agreement entered into prior to the date of this Agreement, it being understood that the Company, in its sole discretion, shall be entitled to waive or release any preexisting explicit or implicit standstill provisions or similar agreements with any Person or group of Persons.

(h)  As used in this Agreement, “Takeover Proposal” shall mean any inquiry, proposal or offer from any Person or group (other than Parent and its Subsidiaries) relating to, in a single transaction or series of related transactions, any direct or indirect (i) acquisition of assets that constitute or account for 20% or more of the consolidated net revenues, consolidated net income or consolidated assets of the Company and its Subsidiaries, including through the acquisition of one or more Subsidiaries of the Company owning such assets, (ii) acquisition of 20% or more of the outstanding Company Common Stock by any one or more Persons or an issuance by the Company of an amount of stock equal to 20% or more of the outstanding shares of Company Common Stock to one or more Persons, (iii) tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Company Common Stock or (iv) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which such Person or group (or the stockholders of any Person) would acquire, directly or indirectly, assets that constitute or account for 20% or more of the consolidated net revenues, consolidated net income or consolidated assets of the Company and its Subsidiaries, or 20% or more of the aggregate voting power of the Company or of the surviving entity in a merger, consolidation, share exchange or other business combination involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, in each case, other than the Transactions; provided, however, that this Agreement and the Transactions shall not be deemed a Takeover Proposal.

(i)  As used in this Agreement, “Superior Proposal” shall mean any bona fide written Takeover Proposal which was not solicited in, and did not otherwise result from, a violation of this Section 5.02 that the Board of Directors of the Company or any committee thereof or subcommittee thereof has determined in its good faith judgment (i) would be more favorable to the Company’s stockholders from a financial point of view than the Merger Transactions and (ii) is reasonably capable of being completed, taking into account all legal, regulatory, financial, financing and other aspects of such proposal and of this Agreement; provided that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%”.

SECTION 5.03.  Efforts.  (a)  Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions, (iii) execute and deliver any additional instruments necessary to consummate the Transactions and (iv) defend or contest in good faith any Action brought by a third party that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Transactions, in the case of each of clauses (i) through (iv), other than with respect to filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, approvals, consents, registrations, permits, authorizations and other confirmations relating to Antitrust Laws, which are dealt with in Sections 5.03(c) and (d) below.  For purposes hereof, “Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable foreign antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(b)  In furtherance and not in limitation of the foregoing, the Company and Parent shall each use its reasonable best efforts to (i) take all action necessary to ensure that no Takeover Law is or becomes applicable to any of the Transactions and refrain from taking any actions that would cause the applicability of such Laws and (ii) if the restrictions of any Takeover Law become applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Takeover Law on the Transactions.

(c)  Each of the parties hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions (which shall request the early termination of any waiting period applicable to the Transactions under the HSR Act) as promptly as reasonably practicable following the date of this Agreement, and in any event within 10 days following the date of this Agreement, and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to promptly take any and all steps necessary to avoid or eliminate each and every impediment and obtain all consents under any Antitrust Laws that may be required by any foreign or U.S. federal, state or local Governmental Authority, in each case with competent jurisdiction, so as to enable the parties hereto to consummate the Transactions.  Without limiting the foregoing, Parent shall promptly take all actions necessary to secure the expiration or termination of any applicable waiting period under the HSR Act or any other Antitrust Law and resolve any objections asserted with respect to the Transactions under the Federal Trade Commission Act or any other applicable Law raised by any Governmental

Authority, in order to prevent the entry of, or to have vacated, lifted, reversed or overturned, any Restraint that would prevent, prohibit, restrict or delay the consummation of the Transactions, including (i) (A) executing settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Authority or with any other Person, (B) selling, divesting or otherwise conveying or holding separate particular assets or categories of assets or businesses of Parent and its Subsidiaries, (C) agreeing to sell, divest or otherwise convey or hold separate any particular assets or categories of assets or businesses of the Company and its Subsidiaries contemporaneously with or subsequent to the Effective Time, (D) permitting the Company to sell, divest or otherwise convey or hold separate any of the particular assets or categories of assets or businesses of the Company or any of its Subsidiaries prior to the Effective Time, (E) terminating existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries, (F) terminating any joint venture or other arrangement, (G) creating any relationship, contractual right or obligation of the Company or Parent or their respective Subsidiaries or (H) effectuating any other change or restructuring of the Company or Parent or their respective Subsidiaries (and, in each case, entering into agreements or stipulating to the entry of any Judgment by, or filing appropriate applications with, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Authority in connection with any of the foregoing and, in the case of actions by or with respect to the Company, by consenting to such action by the Company (including any consents required under this Agreement with respect to such action); provided that any such action may, at the discretion of the Company, be conditioned upon the Closing) and (ii) defending through litigation any claim asserted in court or administrative or other tribunal by any Person (including any Governmental Authority) in order to avoid entry of, or to have vacated or terminated, any Restraint that would prevent the Closing prior to the Outside Date.  All such efforts shall be unconditional and shall not be qualified in any manner and no actions taken pursuant to this Section 5.03 shall be considered for purposes of determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur.  Parent shall respond to and seek to resolve as promptly as reasonably practicable any objections asserted by any Governmental Authority with respect to the Transactions.  The Company, Parent and Merger Sub and any of their respective Affiliates shall not take any action with the intention to, or that could reasonably be expected to, hinder or delay the expiration or termination of any waiting period under the HSR Act or the obtaining of approval of the DOJ or FTC as necessary.  Nothing in this Agreement shall require any party to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing.

(d)  Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private person, (ii) keep the other parties hereto informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the FTC, the DOJ or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions, (iii) subject to applicable Laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other parties hereto with respect to information relating to the other parties hereto and their respective

Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third Person or any Governmental Authority in connection with the Transactions, other than “4(c) documents” or “4(d) documents” as that term is used in the rules and regulations under the HSR Act, and (iv) to the extent permitted by the FTC, the DOJ or such other applicable Governmental Authority or other Person, give the other parties hereto the opportunity to attend and participate in such meetings and conferences.

SECTION 5.04.  Financing.  (a)  Each of Parent and Merger Sub shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and subject only to the conditions (including the market “flex” provisions) set forth in the Financing Letters, including using reasonable best efforts to (i) maintain in effect and comply with the Financing Letters, (ii) negotiate and enter into definitive agreements (which, with respect to the bridge facility documentation, shall not be required until determined by Parent to be reasonably likely to be necessary in connection with the funding of the Debt Financing) with respect to the Debt Financing on the terms and subject only to the conditions (including the market “flex” provisions) set forth in the Debt Commitment Letter (or on other terms that, with respect to conditionality, are not less favorable to Parent or Merger Sub than the terms and conditions (including market “flex” provisions) set forth in the Debt Commitment Letter), (iii) satisfy on a timely basis all conditions applicable to Parent and Merger Sub in the Financing Letters and the definitive agreements related thereto (including by consummating the Equity Financing at or prior to the Closing on the terms and subject to the conditions set forth in the Equity Funding Letter) (or, if necessary or deemed advisable by Parent, seek the waiver of conditions applicable to Parent and Merger Sub contained in such Debt Commitment Letter or such definitive agreements related thereto), (iv) upon the satisfaction or waiver of the conditions to Parent’s and Merger Sub’s obligations to consummate the Offer and the Merger, consummate the Financing and cause the lenders and the other Persons committing to fund the Financing to fund the Financing at the Closing, (v) enforce its rights under the Financing Letters and the definitive agreements relating to the Financing and (vi) otherwise comply with Parent’s and Merger Sub’s covenants and other obligations under the Financing Letters and the definitive agreements relating to the Financing.  Parent, Merger Sub and the Guarantors shall not, without the prior written consent of the Company, agree to or permit any termination of or amendment, supplement or modification to be made to, or grant any waiver of any provision under, the Financing Letters or the definitive agreements relating to the Financing if such termination, amendment, supplement, modification or waiver would (A) reduce the aggregate amount of any portion of the Financing (including by increasing the amount of fees to be paid or original issue discount as compared to the fees and original issue discount contemplated by the Financing Letters on the date of this Agreement unless the Debt Financing or Equity Financing is increased by a corresponding amount) such that the aggregate amount of the Financing would be below the amount required to pay the Required Amount, (B) impose new or additional conditions precedent to the availability of the Financing or otherwise expand, amend or modify any of the conditions precedent to the Financing in a manner that would reasonably be expected to materially delay or prevent the funding of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date or (C) adversely impact the ability of Parent or Merger Sub, as applicable, to enforce its rights against other parties to the Financing Letters or the definitive agreements with respect to the Financing.  Parent shall promptly deliver to the Company copies of any amendment, modification, supplement, consent or waiver to or under any Financing Letter or the definitive agreements relating to the Financing promptly upon execution thereof.  Notwithstanding anything to the contrary in this Agreement, nothing contained in this Section 5.04 shall require, and in no event shall the reasonable best efforts of Parent or Merger Sub be deemed or construed to require, either Parent or Merger Sub to (i) seek the Equity Financing from any source other than the counterparties to, or in any amount in excess of that contemplated by, the Equity Funding Letter, or (ii) pay any material fees in excess of those contemplated by the Equity Funding Letter or the Debt Commitment Letter (including any market “flex” provisions contained therein).

(c)  Upon request by the Company, Parent shall keep the Company informed on a reasonably prompt basis and in reasonable detail of the status of its efforts to arrange the Debt Financing and provide to the Company drafts (reasonably in advance of execution) and thereafter complete, correct and executed copies of the material definitive documents for the Debt Financing.  Parent and Merger Sub shall give the Company prompt notice (i) of any material breach, default, termination, cancellation or repudiation by any party to any of the Financing Letters or definitive documents related to the Financing of which Parent or Merger Sub becomes aware, (ii) of the receipt by Parent or Merger Sub of any written notice or other written communication from any Financing source with respect to any (A) material breach, default, termination, cancellation or repudiation by any party to any of the Financing Letters or any definitive document related to the Financing of any provisions of the Financing Letters or any definitive document related to the Financing or (B) material dispute or disagreement between Parent and any Financing source or among any parties to any of the Financing Letters or any definitive document related to the Financing, in each case regarding the Financing, and (iii) of the occurrence of an event or development that could reasonably be expected to adversely impact the ability of Parent or Merger Sub to obtain all or any portion of the Financing necessary to fund the Required Amount on the terms and in the manner contemplated by the Financing Letters.  As soon as reasonably practicable, but in any event within two business days of the date the Company delivers to Parent or Merger Sub a written request, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in the immediately preceding sentence.  If any portion of the Debt Financing becomes unavailable on the terms and conditions (including any applicable market “flex” provisions) contemplated by the Debt Commitment Letter, Parent shall promptly notify the Company in writing and Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain, as promptly as practicable, in replacement thereof alternative financing from alternative sources in an amount sufficient to fund the Required Amount with terms and conditions (including market “flex” provisions) not less favorable to Parent and Merger Sub (or their respective Affiliates) than the terms and conditions set forth in the Debt Commitment Letter.  Parent shall deliver to the Company true and complete copies of the alternative debt commitment letters (including Redacted Fee Letters) pursuant to which any such alternative source shall have committed to provide any portion of the Debt Financing.  For purposes of this Agreement, references to (x) the “Financing” shall include the financing contemplated by the Financing Letters as permitted to be amended, modified, supplemented or replaced by this Section 5.04, (y) references to the “Debt Commitment Letter” shall include such documents as permitted to be amended, modified, supplemented or replaced by this Section 5.04 and (z) references to “Debt Financing” shall include the debt financing contemplated by the Debt Commitment Letter as permitted to be amended, modified, supplemented or replaced by this Section 5.04.

(d)  Prior to the Closing Date, the Company shall use its reasonable best efforts to provide, and to cause its Subsidiaries to use reasonable best efforts to provide, to Parent and Merger Sub, in each case at Parent’s sole cost and expense, such reasonable cooperation as is customary and reasonably requested by Parent in connection with the arrangement of the Debt Financing, including using its reasonable best efforts to:

(i)  furnish Parent and Merger Sub and their Debt Financing sources (A) within 40 days after the end of any fiscal quarter that is not a fiscal year end, with the unaudited consolidated balance sheet of the Company as of the end of such quarter and the related unaudited statements of income and cash flows, which shall have been reviewed by the Company’s accountants as provided in SAS 100 and (B) within 60 days after the end of any fiscal year, with the audited consolidated balance sheet of the Company as of the end of such fiscal year and the related audited statements of income and cash flows;

(ii)  as promptly as reasonably practicable, furnish Parent with the Required Financial Information (provided that in no event shall the Required Financial Information be deemed to include or shall the Company otherwise be required to provide (A) any information regarding any post-Closing or pro forma financial statements, post-Closing pro forma adjustments desired to be incorporated into any information used in connection with the Financing (including any synergies or cost savings), projections, ownership or an as-adjusted capitalization table (in each case without waiver of the obligations of the Company set forth in clause (viii) below), (B) any description of all or any component of the Financing, including any such description to be included in liquidity and capital resources disclosure or any “description of notes”, or other information customarily provided by the Financing sources or their counsel, (C) risk factors relating to all or any component of the Financing, (D)  financial statements or other information (including segment reporting and consolidating and other financial statements and data) required by Rule 3-10 or Rule 3-16 of Regulation S-X, (E) Compensation Disclosure and Analysis required by Regulation S-K Item 402(b) or (F) other information customarily excluded from a Rule 144A offering memorandum) (the information referred to in clauses (A) – (F), the “Excluded Information”);

(iii)  as promptly as reasonably practicable, inform Parent if the Company or its Subsidiaries shall have actual knowledge of any facts that would be reasonably likely to require the restatement of any financial statements comprising a portion of the Required Financial Information in order for such financial statements to comply with GAAP;

(iv)  assist in preparation for and participate in a reasonable number of investor and lender meetings (including a reasonable and limited number of one-on-one meetings and calls that are requested in advance with or by the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Debt Financing ), presentations, road shows, due diligence sessions (including accounting due diligence sessions), drafting sessions and sessions with rating agencies in connection with the Debt Financing at reasonable times and locations mutually agreed, and assist Parent in obtaining ratings in connection with the Debt Financing;

(v)  assist Parent with the preparation by Parent and the Financing sources of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda and similar marketing documents required in connection with the Debt Financing, including the execution and delivery of customary representation letters in connection with bank information memoranda;

(vi)  cause its independent auditors to provide, consistent with customary practice, (A) customary auditors consents and customary comfort letters (including “negative assurance” comfort and change period comfort) with respect to financial information relating to the Company and its Subsidiaries as reasonably requested by Parent as necessary or customary for financings similar to the Debt Financing (including any offering or private placement of debt securities pursuant to Rule 144A under the Securities Act), (B) reasonable assistance to Parent in connection with Parent’s preparation of pro forma financial statements and information and (C) attending accounting due diligence sessions;

(vii)  cooperate reasonably with the Debt Financing sources’ due diligence, to the extent customary and reasonable;

(viii)  assist Parent in connection with the preparation of pro forma financial information and pro forma financial statements and other financial data of the Company and its Subsidiaries to the extent required by SEC rules and regulations or necessary or reasonably required by Parent’s Financing sources (including the Debt Financing sources) to be included in any offering documents or customary marketing materials; provided, that neither the Company nor any of its Subsidiaries or Representatives shall be required to provide any information or assistance relating to (A) the proposed debt and equity capitalization that is required for such pro forma financial information or assumed interest rates, dividends (if any) and fees and expenses relating to such debt and equity capitalization or (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing;

(ix)  execute and deliver as of (but not prior to) the Closing any pledge and security documents, other definitive financing documents, or other certificates or documents as may be reasonably requested by Parent (including a certificate of the chief financial officer of the Company with respect to solvency matters in the form set forth as an annex to the Debt Commitment Letter) (provided, that (A) none of the documents or certificates shall be executed and/or delivered except in connection with the Closing, (B) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing and (C) no liability shall be imposed on the Company or any of its Subsidiaries or any of their respective officers or employees involved prior to the Closing Date) and otherwise reasonably facilitate the pledging of collateral;

(x)  provide all documentation and other information about the Company and its Subsidiaries as is reasonably required under applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act, in each case to the extent requested in writing reasonably in advance of the Closing; and

(xi)  arrange for customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all indebtedness contemplated by the Debt Commitment Letter to be paid off, discharged and terminated on the Closing Date;

provided that such requested cooperation shall not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries and provided, further, that in no event shall the Company or any of its Subsidiaries be required to bear any cost or expense, pay any commitment or other fee, enter into any definitive agreement, incur any other liability or obligation, make any other payment or agree to provide any indemnity in connection with the Financing or any of the foregoing prior to the Effective Time.  In addition, nothing in this Section 5.04 shall require any action that would conflict with or violate the Company’s or any of its Subsidiaries’ organizational documents or any Laws or result in, prior to the Effective Time, the contravention of, or that would reasonably be expected to result in, prior to the Effective Time, a violation or breach of, or default under, any Contract to which the Company or its Subsidiaries is a party if such action would reasonably be expected to have a material adverse effect on the Company and its Subsidiaries.  For the avoidance of doubt, none of the Company or its Subsidiaries or their respective officers, directors (with respect to any Subsidiary of the Company) or employees shall be required to execute or enter into or perform any agreement with respect to the Financing contemplated by the Financing Letters that is not contingent upon the Closing or that would be effective prior to the Closing and no directors of the Company that will not be continuing directors, acting in such capacity, shall be required to execute or enter into or perform any agreement with respect to the Financing.

Parent (i) shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including (A) reasonable attorneys’ fees and (B) fees and expenses of the Company’s accounting firms engaged to assist in connection with the Financing, including performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters)  incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with the Financing, including the cooperation of the Company and its Subsidiaries and Representatives contemplated by this Section 5.04(c) and (ii) shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing (including the performance of their respective obligations under this Section 5.04 (including any action taken in accordance with this Section 5.04)) and any information used in connection therewith, in each case other than to the extent any of the foregoing was suffered or incurred as a result of the bad faith, gross negligence or willful misconduct of  the Company or any of its Subsidiaries or, in each case, their respective Affiliates and Representatives.

(e)  The Company hereby consents to the use of its logos solely in connection with the Financing; provided that Parent and Merger Sub shall ensure that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or the Company’s reputation or goodwill and will comply with the Company’s usage requirements to the extent made available to Parent prior to the date of this Agreement.

(f)  The Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to periodically update any Required Financial Information provided to Parent as may be necessary so that such Required Financial Information is (i) Compliant and (ii) meets the applicable requirements set forth in the definition of “Required Financial Information”, in each case throughout the pendency of the Marketing Period.  For the avoidance of doubt, Parent may, to most effectively access the financing markets, request the cooperation of the Company and its Subsidiaries under this Section 5.04 at any time, and from time to time and on multiple occasions, between the date of this Agreement and the Closing; provided that, for the avoidance of doubt, the Marketing Period shall not be applicable as to each attempt to access the markets.  The Company agrees to (A) file all reports on Form 10-K and Form 10-Q and Form 8-K (to the extent required to include financial information pursuant to Item 9.01 thereof) and (B) use its reasonable best efforts to file all other Forms 8-K, in each case, required to be filed with the SEC pursuant to the Exchange Act prior to the Closing Date in accordance with the periods required by the Exchange Act.  If, in connection with a marketing effort contemplated by the Debt Commitment Letter, Parent reasonably requests the Company to file a Current Report on Form 8-K pursuant to the Exchange Act that contains material non-public information with respect to the Company and its Subsidiaries, which Parent reasonably determines (and which the Company does not unreasonably object) to include in a customary offering document for the Debt Financing, then the Company shall file a Current Report on Form 8-K containing such material non-public information.

(g)  Parent and Merger Sub acknowledge and agree that the obtaining of the Financing, or any alternative financing, is not a condition to Closing.

(h)  Notwithstanding anything to the contrary in this Agreement, Parent may enter discussions regarding, and may enter into arrangements and agreements relating to the Equity Financing to add other equity providers, so long as in respect of any such arrangements and agreements, the following conditions are met: (i) the aggregate amount of the Equity Financing is not reduced; (ii) the arrangements and agreements, in the aggregate, would not be reasonably likely to delay, impede or prevent the Closing; and (iii) the arrangements and agreements would not diminish or release the pre-closing obligations of the parties to the Equity Funding Letter as of the date of this Agreement, adversely affect the rights of Parent or Merger Sub to enforce its rights against the other parties to the Equity Funding Letter, or otherwise constitute a waiver or reduction of Parent’s or Merger Sub’s rights under the Equity Funding Letter.

SECTION 5.05.  Public Announcements.  Unless and until an Adverse Recommendation Change has occurred, Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, Judgment, court process or the rules and regulations of any national securities exchange or national securities quotation system and except for any matters referred to in, and made in compliance with, Section 5.02.  The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by the parties hereto (the “Announcement”).  Notwithstanding the forgoing, this Section 5.05 shall not apply to any press release or other public statement made by the Company or Parent (a) which is consistent with the Announcement and the terms of this Agreement and does not contain any information relating to the Company that has not been previously announced or made public in accordance with the terms of this Agreement or (b) is made in the ordinary course of business and does not relate specifically to the signing of this Agreement or the transactions contemplated by this Agreement.

SECTION 5.06.  Access to Information; Confidentiality.  Subject to applicable Law, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement pursuant to Section 7.01, upon reasonable notice, the Company shall, and shall cause its Subsidiaries to, afford to Parent and Parent’s Representatives and sources of Debt Financing reasonable access during normal business hours to the Company’s officers, employees, agents, properties, books, Contracts and records (other than any of the foregoing that relate to the negotiation and execution of this Agreement, the process that led to the negotiation and execution of this Agreement or, subject to the disclosure requirements set forth in Section 5.02, to any Takeover Proposal) and the Company shall furnish promptly to Parent and Parent’s Representatives such information concerning its business, personnel, assets, liabilities and properties as Parent may reasonably request; provided that Parent and its Representatives and sources of Debt Financing shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company; provided further, however, that the Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment (after consultation with its outside counsel), that doing so is reasonably likely to (i) violate applicable Law, an applicable Judgment or a Contract or obligation of confidentiality owing to a third party (provided that the Company shall have used commercially reasonable efforts to obtain the consent of such third party to provide such information), (ii) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege, or (iii) expose the Company to risk of liability for disclosure of sensitive or personal information.  All requests for information made pursuant to this Section 5.06 shall be directed to the executive officer or other Person designated by the Company.  Until the Effective Time, all information provided (including information provided by the Company, its Subsidiaries or its or their respective Representatives pursuant to Section 5.04(c)) will be subject to the terms of the letter agreement dated as of December 9, 2015, by and between the Company and Apollo Management VIII, L.P. (the “Confidentiality Agreement”).

SECTION 5.07.  Indemnification and Insurance.  (a)  From and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, in each case to the fullest extent permitted under applicable Law, (i) indemnify and hold harmless, and advance expenses to, each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director, officer, employee or agent of the Company or of a Subsidiary of the Company (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and  expenses of legal counsel) in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee is or was a director or officer of the Company or such Subsidiary or (B) acts or omissions by an

Indemnitee in the Indemnitee’s capacity as a director or officer of the Company or such Subsidiary or, in the case of directors or officers of the Company or of a Subsidiary of the Company, taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a representative of another Person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the Transactions or relating to the enforcement of this provision) and (ii) assume all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company Charter Documents and the organizational documents of such Subsidiaries as in effect on the date of this Agreement or in any agreement in existence as of the date of this Agreement providing for indemnification between the Company or any of its Subsidiaries and any Indemnitee.  Without limiting the foregoing, Parent, from and after the Effective Time, shall cause, unless otherwise required by Law, the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the Company Charter Documents, which provisions shall not  be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees.

(b)  Neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual litigation, claim or proceeding relating to any acts or omissions covered under this Section 5.07 (each, a “Claim”) for which indemnification could be sought by an Indemnitee hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnitee from all liability arising out of such Claim or such Indemnitee otherwise consents in writing to such settlement, compromise or consent.  Each of Parent, the Surviving Corporation and the Indemnitees shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c)  For the six-year period commencing immediately after the Effective Time, the Surviving Corporation shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those individuals who are currently (and any additional individuals who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policies on terms and scope with respect to such coverage, and in amount, no less favorable to such individuals than those of such policy in effect on the date of this Agreement (or Parent may substitute therefor policies, issued by reputable insurers, of at least the same coverage with respect to matters existing or occurring prior to the Effective Time, including a “tail” policy), so long as the Surviving Corporation is not required to pay an annual premium in excess of 300% of the last annual premium paid by the Company for such insurance before the date of this Agreement (such 300% amount, the “Maximum Premium”).  The Company shall have the right prior to the Effective Time to purchase a six-year prepaid “tail policy” on terms and conditions providing at least substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the Transactions, so long as the effective annual premium under such policy does not exceed the Maximum Premium.  If such prepaid “tail policy” has been obtained by the Company, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 5.07(c) and the Surviving Corporation shall use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.

(d)  The provisions of this Section 5.07 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Charter Documents, by contract or otherwise.  The obligations of Parent and the Surviving Corporation under this Section 5.07 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.07 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.07 applies shall be third party beneficiaries of this Section 5.07).

(e)  In the event that (i) Parent, the Surviving Corporation or any of their respective successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or substantially all of its properties and assets to any Person, or (ii) Parent or any of its successors or assigns dissolves the Surviving Corporation, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 5.07.

(f)  Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.07 is not prior to or in substitution for any such claims under such policies.

(g)  Parent’s and the Surviving Corporation’s obligations under this Section 5.07 shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that if any Claim (whether arising before, at or after the Effective Time) is brought against an Indemnitee on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.07 shall continue in effect until the full and final resolution of such Claim.

SECTION 5.08.  Rule 16b-3.  Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 5.09.  Employee Matters.  (a)  Subject to any applicable Collective Bargaining Agreements, for a period of not less than one year following the Effective Time,

Parent shall, and shall cause the Surviving Corporation to, provide (i) base salary and annual cash bonus opportunities to each person who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time (each, a “Continuing Employee”) while remaining employed that are no less favorable, in each case, than those in effect immediately prior to the Effective Time, (ii) severance benefits to each Continuing Employee that are no less favorable than those that would have been provided to such Continuing Employee under the applicable severance benefit plans, programs, policies, agreements and arrangements as in effect immediately prior to the Effective Time and (iii) employee benefit plans and arrangements (other than base salary, annual bonus opportunities, long-term incentive opportunities (including equity-based compensation), severance benefits, defined benefit pension benefits, retiree or other post-termination health and welfare benefits) to Continuing Employees (while remaining employed) that are no less favorable in the aggregate than those provided to the Continuing Employees immediately prior to the Effective Time, provided that nothing herein shall preclude the Parent and Merger Sub or the Company from changing terms and conditions of employment (other than with respect to compensation and benefits, or as may be required by Law) or terminating the employment of any employee at any time after the Closing.

(b)  Without limiting the generality of Section 5.09(a), from and after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, honor in accordance with their terms all the Company Plans.  Parent hereby acknowledges that the consummation of the Transactions constitutes a “change in control” or “change of control” (or a term of similar import) for purposes of any Company Plan that contains a definition of “change in control or “change of control” (or a term of similar import), as applicable.  With respect to all employee benefit plans (as defined in Section 3(3) of ERISA) (including any vacation, paid time-off and severance plans) of the Surviving Corporation and its Subsidiaries, for all purposes, including determining eligibility to participate, level of benefits, vesting, and benefit accruals under any vacation, paid time-off or severance plans, each Continuing Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Subsidiary) shall be treated as service with the Surviving Corporation or any of its Subsidiaries; provided, however, that such service need not be recognized (i) to the extent that such recognition would result in any duplication of benefits for the same period of service, (ii) for purposes of any Parent benefit plan under which similarly situated employees of Parent and its subsidiaries do not receive credit for prior service, or (iii) for purposes of any plan or arrangement that is grandfathered or frozen, either with respect to the level of benefits or participation.

(c)  Without limiting the generality of Section 5.09(a), Parent shall, or shall cause the Surviving Corporation to, take commercially reasonable efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by the Surviving Corporation or any of its Subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Plan immediately prior to the Effective Time.  To the extent commercially practicable, Parent shall, or shall cause the Surviving Corporation to, recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

(d)  The provisions of this Section 5.09 are solely for the benefit of the parties to this Agreement, and no provision of this Section 5.09 is intended to, or shall, (i) constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and, except as otherwise explicitly provided for in this Agreement, or (ii) prevent the modification, termination or amendment of any benefit plan, program, arrangement or agreement in the sole discretion of the Parent and the Surviving Company and its subsidiaries.  No current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement or have the right to enforce the provisions hereof or confer upon such individual the right to continue employment with the Parent, or the Surviving Corporation and its Subsidiaries following the Effective Time, or interfere with any right or ability of the Parent or the Surviving Corporation and its Subsidiaries to terminate the employment of any employee for any reason or no reason following the Effective Time.

SECTION 5.10.  Company ESPP.  With respect to the Company ESPP, the Company shall take all actions necessary to ensure that (a) no offering period under the Company ESPP shall commence on or after the date of this Agreement, (b) no new participants may join the offering period in existence under the Company ESPP on or after the date of this Agreement and (c) no participant may increase the amount of his or her salary deferrals with respect to such offering period.  In the event that the offering period under the Company ESPP in effect as of the date of this Agreement has not ended on the date immediately preceding the Effective Time, then the Company ESPP and such offering period shall be terminated as of the day immediately preceding the Effective Time, and all participant contributions then in the Company ESPP shall be used to purchase shares of Company Common Stock on such date in accordance with the terms of the Company ESPP as if such date was the last day of such offering period.  As of the Effective Time, all shares of Company Common Stock purchased under the Company ESPP shall be treated identically to all other shares of Company Common Stock with respect to the payment of the Merger Consideration as set forth in Section 2.01(c), and the Company shall cause the Company ESPP to terminate. Prior to the Effective Time, the Company shall adopt such resolutions and take all other such actions as may reasonably be necessary to effectuate the foregoing provisions of this Section 5.10.

SECTION 5.11.  Notification of Certain Matters; Stockholder Litigation.  Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of (a) any notice or other communication received by such party from any Governmental Authority in connection with this Agreement or the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, (b) any Actions commenced or, to such party’s Knowledge, threatened against such party which relates to this Agreement or the Transactions and (c) any fact, event or circumstance that (i) has had or would reasonably be expected to result in any Material Adverse Effect or Parent Material

Adverse Effect, as applicable, or (ii) is reasonably likely to result in the failure of any of the Offer Conditions or any of conditions set forth in Article VI to be satisfied; provided, however, that no such notification (or failure to provide such notification) shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.  The Company shall give Parent the opportunity to participate in the defense and settlement of any stockholder litigation against the Company or its directors relating to this Agreement or the Transactions, and no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned).

SECTION 5.12.  Parent Vote.  Promptly following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, will execute and deliver to Merger Sub and the Company a written consent adopting this Agreement in accordance with the DGCL.

SECTION 5.13.  Stock Exchange De-listing.  Prior to the Closing Date, the Company shall cooperate with Parent and shall use its reasonable best efforts to cause the Company Common Stock to be de-listed from NASDAQ and de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time.

SECTION 5.14.  Rule 14d-10 Matters.  Prior to the Offer Acceptance Time, the Compensation Committee of the Board of Directors of the Company (the “Compensation Committee”) will cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the Compensation Committee (comprised solely of “independent directors”) in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

SECTION 5.15.  Transfer of Company Common Stock Owned by Parent.  Prior to the Offer Acceptance Time, Parent shall, and shall cause its Subsidiaries (other than Merger Sub) to, transfer all shares of Company Common Stock beneficially owned by Parent or any of its Subsidiaries to Merger Sub.

ARTICLE VI

Conditions to the Merger

SECTION 6.01.  Conditions to Each Party’s Obligation To Effect the Merger.  The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a)  No Restraints.  No Judgment enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority or any applicable Law (collectively, “Restraints”) shall be in effect enjoining or otherwise prohibiting consummation of the Merger; and

(b)  Consummation of Offer.  Merger Sub shall have irrevocably accepted for payment all shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer.

ARTICLE VII

Termination

SECTION 7.01.  Termination.  This Agreement may be terminated and the Transactions abandoned at any time prior to the Offer Acceptance Time (except as otherwise expressly noted):

(a)  by the mutual written consent of the Company and Parent;

(b)  by either of the Company or Parent:

(i)  if (A) the Offer Acceptance Time shall not have occurred on or prior to July 9, 2016 (as such date may be extended pursuant to the immediately succeeding proviso, the “Outside Date”) or (B) the Offer shall have expired pursuant to its terms and the terms of this Agreement (without being extended in accordance with this Agreement) without Merger Sub having irrevocably accepted for payment the shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer in accordance with this Agreement solely as a result of the failure to satisfy the Minimum Condition; provided that in the event that the Marketing Period has commenced, but the Offer Acceptance Time has not yet occurred, then the Outside Date shall automatically be extended to the date that is five business days following the then-scheduled end date of the Marketing Period (which for the avoidance of doubt shall not be later than August 4, 2016); provided further, that the right to terminate this Agreement under this Section 7.01(b)(i) shall (1) not be available to any party if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its obligations under this Agreement has been a principal cause of or resulted in the events specified in this Section 7.01(b)(i) (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso) and (2) be subject to the proviso set forth in Section 7.01(d)(iii); or

(ii)  if any Restraint having the effect set forth in paragraph (b) of Annex I shall be in effect and shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.01(b)(ii) shall have used the required efforts to prevent the entry of and to remove such Restraint in accordance with its obligations under this Agreement.

(c)  by Parent:

(i)  if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in paragraph (d), (e) or (f) of Annex I and (B) is incapable of being cured or, if capable of being cured by the Outside Date, the Company (1) shall not have commenced good faith efforts to cure such breach or failure to perform within 20 calendar days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.01(c)(i) and the basis for such termination or (2) is not thereafter continuing to take good faith efforts to cure such breach or failure to perform; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(i) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(ii)  if an Adverse Recommendation Change shall have occurred (whether or not in compliance with Section 5.02).

(d)  by the Company:

(i)  if (A) Merger Sub shall have failed to commence the Offer in accordance with Section 1.01(a) or (B) Parent or Merger Sub shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (1) would give rise to a Parent Material Adverse Effect and (2) is incapable of being cured or, if capable of being cured by the Outside Date, Parent and Merger Sub (x) shall not have commenced good faith efforts to cure such breach or failure to perform within 20 calendar days following receipt by Parent or Merger Sub of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.01(d)(i) and the basis for such termination or (y) are not thereafter continuing to take good faith efforts to cure such breach or failure to perform; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(ii)  in connection with entering into a Company Acquisition Agreement in accordance with Section 5.02(e)(II); provided that prior to or concurrently with such termination the Company pays the Company Termination Fee and Parent Expenses due under Section 7.03(a); or

(iii)  if (A) the Marketing Period has ended, (B) the conditions set forth in Annex I have been satisfied or waived at the Expiration Time (other than those conditions that by their nature are to be satisfied at the Offer Acceptance Time, but subject to such conditions being able to be satisfied), and (C) Merger Sub shall have failed to consummate (as defined in Section 251(h) of the DGCL) the Offer within four business days following the Expiration Time; provided that, notwithstanding anything in Section 7.01(b)(i) to the contrary, no party shall be permitted to terminate this Agreement pursuant to Section 7.01(b)(i) during any such four business-day period.

SECTION 7.02.  Effect of Termination.  In the event of the valid termination of this Agreement as provided in Section 7.01, written notice thereof shall be given to the other party or parties hereto, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Sections 7.02 and 7.03, Article VIII, the expense reimbursement and indemnification provisions of Section 5.04(c), and the Confidentiality Agreement and the Limited Guarantee, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates, except subject to Section 7.03(d) and Section 7.03(e) (including the limitations on liability set forth therein) no such termination shall relieve any party from liability for damages to another party resulting from a Willful Breach of this Agreement or from fraud.  “Willful Breach” means a material breach, or a material failure to perform, in each case that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.  For the avoidance of doubt, Parent’s or Merger Sub’s failure to cause the Offer Acceptance Time to occur and to effect the Closing when required under this Agreement shall be a Willful Breach of this Agreement.

SECTION 7.03.  Termination Fee.  (a)  In the event that:

(i)  this Agreement is terminated by the Company or Parent pursuant to Section 7.01(b)(i) or by Parent pursuant to Section 7.01(c)(i) (as a result of a breach by the Company of Section 5.02); provided that (A) at the time of termination (x) the Financing Letters shall not have been terminated, withdrawn or rescinded without being replaced in compliance with Section 5.04 and (y) the Company shall not have been entitled to terminate this Agreement pursuant to Section 7.01(d)(iii), (B) a bona fide Takeover Proposal shall have been publicly made, proposed or communicated (or shall have otherwise become publicly known) after the date of this Agreement and not withdrawn prior to the time of termination and (C) within 12 months of the date this Agreement is terminated, the Company enters into a definitive agreement with respect to a Takeover Proposal and, at any time thereafter, consummates such Takeover Proposal; provided that, for purposes of clauses (B) and (C) of this Section 7.03(a)(i), the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%”; or

(ii)  this Agreement is terminated (A) by Parent pursuant to Section 7.01(c)(ii) or (B) by the Company pursuant to Section 7.01(d)(ii);

then, in any such event under clause (i) or (ii) of this Section 7.03(a), the Company shall pay the applicable Company Termination Fee and Parent Expenses to Parent or its designee by wire transfer of same-day funds (x) in the case of Section 7.03(a)(ii)(A), within two business days after such termination, (y) in the case of Section 7.03(a)(ii)(B), simultaneously with such termination or (z) in the case of Section 7.03(a)(i), within two business days after the consummation of the Takeover Proposal referred to therein; it being understood that in no event shall the Company be required to pay the applicable Company Termination Fee and Parent Expenses on more than one occasion.

As used herein, “Company Termination Fee” shall mean a cash amount equal to $34,000,000, except that “Company Termination Fee” shall mean a cash amount equal to $17,000,000 in the event that:

(1)  this Agreement is terminated by Parent pursuant to Section 7.01(c)(ii) in a circumstance in which the Adverse Recommendation Change giving rise to the right of termination is based on a Takeover Proposal (or any amendment or modification to a predecessor Takeover Proposal) submitted prior to the expiration of the Go-Shop Period (a “Qualifying Takeover Proposal”) in respect of which the Board of Directors of the Company or any committee or subcommittee thereof first delivered an Adverse Recommendation Change/Superior Proposal Notice pursuant to Section 5.02(e) prior to the expiration of the Go-Shop Period (irrespective of whether any Additional Notice is delivered after the expiration of the Go-Shop Period as a result of an amendment or modification to such Qualifying Takeover Proposal); or

(2)  this Agreement is terminated by the Company pursuant to Section 7.01(d)(ii) in connection with entering into a Company Acquisition Agreement with any Person that submitted a Qualifying Takeover Proposal in respect of which the Board of Directors of the Company or any committee or subcommittee thereof first delivered an Adverse Recommendation Change/Superior Proposal Notice pursuant to Section 5.02(e) prior to the expiration of the Go-Shop Period (irrespective of whether any Additional Notice is delivered after the expiration of the Go-Shop Period as a result of an amendment or modification to such Qualifying Takeover Proposal).

(b)  In the event that the Company shall terminate this Agreement pursuant to Section 7.01(d)(i) or Section 7.01(d)(iii), or Parent shall terminate this Agreement pursuant to Section 7.01(b)(i) and at such time the Company could have terminated this Agreement pursuant to Section 7.01(d)(i) or Section 7.01(d)(iii), then Parent shall pay to the Company a termination fee of $95,000,000 in cash (the “Parent Termination Fee”) by wire transfer of same-day funds simultaneously with such termination, it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(c)  Each of the parties hereto acknowledges that the agreements contained in this Section 7.03 are an integral part of the Transactions, and that without these agreements, the other parties hereto would not enter into this Agreement.  Accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 7.03, and, in order to obtain the payment, Parent or the Company, as the case may be, commences an Action which results in a judgment against the other party, with respect to Parent or Merger Sub, or parties, with respect to the Company, for the payment set forth in this Section 7.03, such paying party shall pay the other party or parties, as applicable, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

(d)  Subject in all respects to the Company’s injunction, specific performance and equitable relief rights set forth in Section 8.08 and the reimbursement and indemnification obligations of Parent under Section 5.04(c) and Section 7.03(c) hereof, (i) in the event the Parent Termination Fee is paid to the Company in circumstances for which such fee is payable pursuant to Section 7.03(b), payment of the Parent Termination Fee shall be the sole and exclusive remedy of the Company and its Subsidiaries against Parent, Merger Sub, the Guarantors or any of their respective former, current or future general or limited partners, stockholders, financing sources, managers, members, directors, officers or Affiliates (collectively, the “Parent Related

Parties”) for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise relating to or arising out of this Agreement or the Transactions, and (ii) upon payment of such amount none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.  Subject in all respects to Parent’s injunction, specific performance and equitable relief rights set forth in Section 8.08 and the reimbursement obligations of the Company under Section 7.03(c) hereof, (A) in the event the Company Termination Fee and Parent Expenses are paid to Parent in circumstances for which such fee is payable pursuant to Section 7.03(a), payment of the Company Termination Fee and Parent Expenses shall be the sole and exclusive monetary damages remedy of the Parent Related Parties against the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and (B) upon payment of such amounts none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.  While each of the Company and Parent may pursue both a grant of specific performance in accordance with Section 8.08 and the payment of the Parent Termination Fee or the Company Termination Fee and Parent Expenses, as applicable, under Section 7.03, under no circumstances shall the Company or Parent be permitted or entitled to receive both a grant of specific performance that results in a Closing and any money damages, including all or any portion of the Parent Termination Fee or the Company Termination Fee and Parent Expenses, as applicable.

(e)  In connection with any loss suffered by any Parent Related Party as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, other than in the circumstances in which Parent is entitled to receive the Company Termination Fee and Parent Expenses in accordance with Section 7.03(a) (in which case Section 7.03(d) shall apply), Parent agrees, on behalf of itself and the Parent Related Parties, that the maximum aggregate monetary liability of the Company and the Company Related Parties, if any, shall be limited to the amount of the Company Termination Fee and Parent Expenses, and in no event shall Parent or any Parent Related Party seek or be entitled to recover from the Company or any Company Related Parties, and Parent on behalf of itself and the Parent Related Parties hereby irrevocably waives and relinquishes any right to seek or recover, any monetary damages in excess of such amount.  In connection with any loss suffered by any Company Related Party as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, other than in the circumstances in which the Company is entitled to receive the Parent Termination Fee in accordance with Section 7.03(b) (in which case Section 7.03(d) shall apply) and without limiting the reimbursement and indemnification obligations of Parent under Section 5.04(c), the Company agrees, on behalf of itself and the Company Related Parties, that the maximum aggregate monetary liability of Parent and the Parent Related Parties, if any, shall be limited to the amount of the Parent Termination Fee, and in no event shall the Company or any Company Related Party seek or be entitled to recover from Parent or any Parent Related Parties, and the Company on behalf of itself and the Company Related Parties hereby irrevocably waives and relinquishes any right to seek or recover, any monetary damages in excess of such amount.

ARTICLE VIII

Miscellaneous

SECTION 8.01.  No Survival of Representations and Warranties.  None of the representations or warranties in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement shall survive the Effective Time.  This Section 8.01 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms applies in whole or in part after the Effective Time.

SECTION 8.02.  Amendment or Supplement.  Subject to compliance with applicable Law, at any time prior to the Offer Acceptance Time, this Agreement may be amended or supplemented in any and all respects by written agreement of the parties hereto. This Agreement may not be amended or supplemented after the Offer Acceptance Time.  Notwithstanding anything else to the contrary herein, the provisions set forth in Section 7.02, Section 7.03(d), this Section 8.02, Section 8.06, Section 8.07(c), Section 8.09, and Section 8.14 in each case may not be amended, modified or altered in any manner adverse to the Financing sources identified in the Debt Commitment Letter in any material respect without the prior written consent of such Financing sources.

SECTION 8.03.  Extension of Time, Waiver, Etc.  At any time prior to the Offer Acceptance Time, Parent and the Company may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other party or (c) waive compliance by the other party with any of the agreements contained herein applicable to such party or, except as otherwise provided herein, waive any of such party’s conditions (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing).  Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

SECTION 8.04.  Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto.  No assignment by any party shall relieve such party of any of its obligations hereunder.  Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.  Any purported assignment not permitted under this Section 8.04 shall be null and void.

SECTION 8.05.  Counterparts.  This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

SECTION 8.06.  Entire Agreement; No Third Party Beneficiaries.  This Agreement and the Company Disclosure Letter, together with the Confidentiality Agreement, the Limited Guarantee and the Equity Funding Letter (collectively, the “Related Documents”), constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof.  This Agreement is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies hereunder, except for:  (i) if the Offer Acceptance Time occurs, the right of the Company’s stockholders that validly tendered their shares of Company Common Stock in the Offer to receive the Offer Price in respect of such shares; (ii) if the Effective Time occurs, the right of the Company’s stockholders to receive the Merger Consideration; (iii) if the Effective Time occurs, the right of the holders of Company Stock Options, Company Restricted Shares, Company RSUs, Company DSUs and PSU Awards to receive such amounts as provided for in Section 2.03; (iv) if the Effective Time occurs, the rights of the Indemnitees set forth in Section 5.07 of this Agreement; (v) the rights of the Parent Related Parties and the Company Related Parties set forth in Section 7.03(d) and Section 7.03(e); (vi) the rights of the Company’s Subsidiaries and the respective Representatives of the Company and its Subsidiaries set forth in Section 5.04(c); and (vii) the rights of the Non-Party Affiliates set forth in Section 8.14, which are intended for the benefit of the Persons and shall be enforceable by the Persons referred to in clauses (i) through (vii) above. In addition to the foregoing, the Financing sources identified in the Debt Commitment Letter shall be third party beneficiaries of, and shall be entitled to enforce the provisions of, Section 7.02, Section 7.03(d), Section 8.02, this Section 8.06, Section 8.07(c), Section 8.09 and Section 8.14.

SECTION 8.07.  Governing Law; Jurisdiction.  (a)  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of Laws principles.

(b)  All Actions arising out of or relating to this Agreement shall be heard and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware) and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such Action and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action.  The consents to jurisdiction and venue set forth in this Section 8.07(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto.  Each party hereto agrees that service of process upon such party in any Action arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 8.10 of this Agreement or in such other manner as may be permitted by applicable Law.  The parties hereto agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

(c)  Notwithstanding anything in this Agreement to the contrary, each of the parties hereto agrees that (i) it will not bring or support any Actions against the Financing sources identified in the Debt Commitment Letter arising out of or relating to this Agreement, including any dispute arising out of relating in any way to the Debt Financing or the performance thereof, in any forum other than a court of competent jurisdiction located within the Borough of Manhattan in the City of New York, New York, whether a state or Federal court and (ii) the provisions of Section 8.09 relating to the waiver of jury trial shall apply to any such Actions.

SECTION 8.08.  Specific Enforcement.  The parties hereto agree that irreparable damage for which monetary relief (including any fees payable pursuant to Section 7.03), even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement.  Subject to the following sentence, the parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including any obligation to extend the Offer and, to the extent ordered by any of the courts described in Section 8.07(b), to recommence the Offer) in the courts described in Section 8.07(b) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Section 7.03 (i) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (e)) and (ii) shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement and (c) the right of specific enforcement is an integral part of the Transactions and without that right neither the Company nor Parent would have entered into this Agreement.  Notwithstanding the foregoing, it is explicitly agreed that the right of the Company to seek an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s obligation to cause the Equity Financing to be funded to fund the Offer Price and the Merger Consideration and Parent’s and Merger Sub’s obligations to cause the Offer Acceptance Time to occur and to effect the Closing (but not the right of the Company to seek such injunctions, specific performance or other equitable remedies for any other reason) shall be subject to the requirements that (i) the Marketing Period has ended, (ii) all conditions in Annex I were satisfied (other than those conditions that by their terms are to be satisfied at the Offer Acceptance Time, but subject to such conditions being able to be satisfied) or waived at the Expiration Time, (iii) the Debt Financing has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded at the Closing and (iv) the Company has irrevocably confirmed that if the Equity Financing and Debt Financing are funded, then it would take such actions required of it by this Agreement to cause the Closing to occur.  The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law, other than an assertion that the exercise of specific performance was not effected in accordance with provisions of this Section 8.08.  The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.08 shall not be required to provide any bond or other security in connection with any such order or injunction.

SECTION 8.09.  WAIVER OF JURY TRIAL.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING ANY ACTION RELATING TO THE DEBT FINANCING OR THE PERFORMANCE THEREOF OR INVOLVING ANY DEBT FINANCING SOURCE.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.09.

SECTION 8.10.  Notices.  All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile (which is confirmed), emailed (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent or Merger Sub, to it at:

c/o Apollo Management VIII, L.P. 9 West 57th Street, 43rd Floor New York, NY 10019
Attention:	Laurie Medley, Esq.
Facsimile:	(646) 607-0528
Email:	lmedley@apollolp.com

with copies (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP 101 Park Avenue New York, NY 10178
Attention:	Robert G. Robison, Esq.
R. Alec Dawson, Esq.

James Z. Fang, Esq.
Email:	robert.robison@morganlewis.com
alec.dawson@morganlewis.com
james.fang@morganlewis.com

and

Morris, Nichols, Arsht & Tunnell LLP 1201 North Market Street, 16th Floor Wilmington, DE 19899
Attention:	Eric S. Klinger-Wilensky, Esq.
Facsimile:	(302) 498-6220
Email:	ekwilensky@mnat.com

If to the Company, to it at:

The Fresh Market, Inc. 628 Green Valley Road, Ste. 500 Greensboro, NC 27408
Attention:	Scott Duggan, Esq.
Facsimile:	(336) 272-1664
Email:	scottduggan@thefreshmarket.net

with copies (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019
Attention:	Damien R. Zoubek, Esq.
O. Keith Hallam III, Esq.
Facsimile:	212-474-3700
Email:	dzoubek@cravath.com
khallam@cravath.com

and

Richards, Layton & Finger, P.A. One Rodney Square 920 North King Street P.O. Box 551 Wilmington, DE 19899
Attention:	Mark J. Gentile, Esq.
Facsimile:	302-498-7722
Email:	gentile@RLF.com

or such other address, email address or facsimile number as such party may hereafter specify by like notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a business day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

SECTION 8.11.  Severability.  If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law.

SECTION 8.12.  Definitions.  (a)  As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person.  For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“business day” means a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York or the State of Delaware are authorized or required by Law to be closed.

“Collective Bargaining Agreement” means collective bargaining agreements, Contracts, memoranda of understanding, side letter agreements, or similar agreements and understandings with any labor organization, labor union, works council, employee association or other employee representative to which the Company is a party.

“Commonly Controlled Entity” means any person or entity that, together with the Company or any of its Subsidiaries, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Company Charter Documents” means the Company’s certificate of incorporation and bylaws, each as amended to the date of this Agreement.

“Company Lease” means any lease, sublease, sub-sublease, license and other agreement under which the Company or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

“Company Owned Intellectual Property” means any and all Intellectual Property owned by the Company or any of its Subsidiaries.

“Company Plan” means each plan, program, policy, agreement or other arrangement covering current or former employees, directors or consultants, that is (i) an employee welfare plan within the meaning of Section 3(1) of ERISA, (ii) an employee pension benefit plan within the meaning of Section 3(2) of ERISA, other than any plan which is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) a stock option, stock purchase, stock appreciation right or other stock-based agreement, program or plan, (iv) an individual employment, consulting, severance, retention or other similar agreement or (v) a bonus, incentive, deferred compensation, profit-sharing, retirement, post-retirement, vacation, severance or termination pay, benefit or fringe benefit plan, program, policy, agreement or other arrangement, in each case that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute to or has or may have any liability, other than any plan, program, policy, agreement or arrangement mandated by applicable Law.

“Company Stock Plan” means the Company’s 2010 Omnibus Incentive Compensation Plan.

“Compliant” means, with respect to the Required Financial Information, that (i) such Required Financial Information does not contain any untrue statement of a material fact regarding the Company and its Subsidiaries, or omit to state any material fact regarding the Company and its Subsidiaries necessary in order to make such Required Financial Information not misleading under the circumstances, (ii) such Required Financial Information complies in all material respects with all requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of non-convertible debt securities on Form S-1 that are applicable to such Required Financial Information (other than such provisions for which compliance is not customary in a Rule 144A offering of high yield debt securities and, for the avoidance of doubt, provisions to the extent solely applicable to any Excluded Information) and (iii) the financial statements and other financial information included in such Required Financial Information would not be deemed stale or otherwise be unusable under customary practices for offerings and private placements of high yield debt securities under Rule 144A promulgated under the Securities Act and are sufficient to permit the Company and its Subsidiaries’ applicable independent accountants to issue comfort letters to the Debt Financing Sources, including as to customary negative assurances and change period, in order to consummate any offering of debt securities on any day during the Marketing Period (which, in the event the Required Financial Information will be used in an offering of securities for which a comfort letter will be customary, such accountants have confirmed they are prepared to issue such comfort letter subject to their completion of customary procedures). For the avoidance of doubt, the Debt Commitment Letter contemplates an offering of securities for which a comfort letter will be customary and the Required Financial Information will be used in such offering.

“Credit Facility” means the Credit Agreement dated as of June 12, 2014, as amended as of March 13, 2015, and as further amended, supplemented or otherwise modified from time to time prior to the date of this Agreement, among the Company, as borrower, the lenders party thereto and Bank of America, N.A., as administrative agent, swingline lender and letter of credit issuer.

“Data Protection Programs” means (i) all Laws and all self-regulatory programs in which the Company or any of its Subsidiaries have enrolled, (ii) the Payment Card Industry Data Security Standard and (iii) all published privacy policies and internal privacy policies and guidelines maintained or published by the Company or any of its Subsidiaries (the “Privacy Policies”), in each case relating to privacy, data protection and data security.

“Encumbrance” means any mortgage, deed of trust, lease, license, condition, covenant, restriction, hypothecation, option to purchase or lease or otherwise acquire any interest, right of first refusal or offer, conditional sale or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right-of-way or other title defect, third-party right or encumbrance of any kind or nature.

“Environmental Law” means any and all federal, state, local, provincial and foreign, civil and criminal laws, statutes, ordinances, orders, common law, codes, rules, regulations, Environmental Permits or legally-binding judgments, decrees, orders, or rules, in each case, relating to the protection of the environment or, with respect to exposure to hazardous or toxic substances, worker health and safety.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authority” means any government, court, regulatory or administrative agency, commission or authority or other legislative, executive or judicial governmental entity (in each case including any self-regulatory organization), whether federal, state or local, domestic, foreign or multinational.

“Hazardous Material” means petroleum, petroleum hydrocarbons or petroleum products, petroleum by-products, radioactive materials, asbestos or asbestos-containing materials in a friable condition, gasoline, diesel fuel, pesticides, radon, urea formaldehyde, toxic mold, lead or lead-containing materials, polychlorinated biphenyls; and any other chemicals, materials, substances or wastes in any amount or concentration that are regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction, whether registered or unregistered, including such rights in and to: any patent (including all reissues, divisions, continuations, continuations-in-part and extensions thereof), patent application or invention; any trademark, trademark registration, trademark application, servicemark, trade dress, trade name, business name or brand name and the goodwill connected with the use of and symbolized by the foregoing; any copyright, copyright registration, computer programs and software (including all source code and object code), design, design registration or database rights; any internet domain name;  trade secret, confidential know-how, or other confidential and proprietary information.

“IRS” means the Internal Revenue Service.

“Knowledge” means (i) with respect to the Company, the actual knowledge, of the individuals listed on Section 8.12 of the Company Disclosure Letter and (ii) with respect to Parent or Merger Sub, the actual knowledge, of any of the officers or directors of Parent or Merger Sub.

“Lien” means any pledge, lien, charge, Encumbrance or security interest of any kind or nature.

“Marketing Period” means the first period of 20 consecutive days after the date of this Agreement (i) throughout and at the end of which Parent shall have the Required Financial Information and the Required Financial Information shall be Compliant (it being understood that if the Company shall in good faith reasonably believe that it has provided the Required Financial Information and the Required Financial Information is Compliant, it may deliver to Parent a written notice to that effect (stating when it believes the Required Financial Information was delivered), in which case the Company shall be deemed to have delivered the Required Financial Information to Parent on the date specified in that notice (so long as such notice is given within two days of such date) and the Required Financial Information shall be deemed to be Compliant unless Parent in good faith reasonably believes that the Company has not completed delivery of the Required Financial Information or the Required Financial Information is not Compliant and, within three business days after its receipt of such notice from the Company, Parent delivers a written notice to the Company to that effect (stating with specificity which Required Financial Information Parent reasonably believes the Company has not delivered or the reason for which the Required Financial Information is not Compliant)) and (ii) (A) the last day of which corresponds with the then-scheduled Expiration Time (unless Parent or Merger Sub shall be required by the SEC or its staff to the extend the Offer as a result of the completion of the Marketing Period (including, for the avoidance of doubt, the satisfaction of the Minimum Condition as of the last day of the Marketing Period) and the satisfaction of the condition set forth in clause (h) of Annex I) and (B) throughout and at the end of which the conditions set forth in Annex I (other than (x) the Minimum Condition, subject to the satisfaction of the Minimum Condition as of the last day of such period, (y) the condition in section (h) of Annex I and (z) those other conditions that by their terms are to be satisfied at the Offer Acceptance Time, but subject to such conditions being able to be satisfied) and nothing has occurred and no condition exists that would cause any of such conditions to fail to be satisfied assuming the Closing were to be scheduled for any time during such period; provided, that July 1, 2016, July 3, 2016 and July 5, 2016 shall not be days for purposes of calculating the 20 consecutive day period and such 20 consecutive day period shall toll during such times. Notwithstanding anything in this definition to the contrary, (x) the Marketing Period shall end on any earlier date prior to the expiration of the 20 consecutive day period described above if the Debt Financing is consummated on such earlier date and (y) the Marketing Period shall not commence or be deemed to have commenced if, after the date of this Agreement and prior to the completion of such 20 consecutive day period: (A) the Company has publicly announced its intention to, or determines that it must, restate any historical financial statements or other financial information included in or that includes the Required Financial Information or any such restatement is under active consideration, in which case, the Marketing Period shall not commence or be deemed to commence unless and until such restatement has been completed and the applicable Required Financial Information has been amended and updated or the Company has publicly announced or informed Parent that it has concluded that no restatement shall be required, (B) the Company’s independent accountants shall have withdrawn their audit opinion with respect to any financial statements contained in or that includes the Required Financial Information for which they have provided an opinion, in which case the Marketing Period shall not commence or be deemed to commence unless and until a new unqualified audit opinion is issued with respect to such financial statements for the applicable periods by the independent accountants or another independent public accounting firm reasonably acceptable to Parent, (C) any Required Financial Information would not be Compliant at any time during such 20 consecutive day period or otherwise ceases to meet the requirement of “Required Financial Information”, in which case the Marketing Period shall not commence or be deemed to commence unless and until such Required Financial Information is updated or supplemented so that it is Compliant (it being understood that if any Required Financial Information provided at the commencement of the Marketing Period ceases to be Compliant during such 20 consecutive day period, then the Marketing Period shall be deemed not to have commenced), or (D) the Company shall have failed to file any Report on Form 10-K, Form 10-Q or Form 8-K required to be filed with the SEC pursuant to the Exchange Act prior to the expiration of the Marketing Period in accordance with the periods required by the Exchange Act, in which case (1) in the case of failure to file a Form 10-K or Form 10-Q, the Marketing Period shall not commence or be deemed to commence unless and until such reports have been filed and (2) in the case of failure to file a Form 8-K, the Marketing Period shall toll until such report has been filed; provided, that if the failure to file such report occurs during the final 5 business days of the Marketing Period, the Marketing Period will be extended so that the final day of the Marketing Period shall be no earlier than the 5th business day after such report has been filed.

“Material Adverse Effect” means any effect, change, event or occurrence that has a material adverse effect on the business, results of operations, assets or financial condition of the Company and its Subsidiaries taken as a whole; provided, however, that none of the following, and no effect, change, event or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur:  any effect, change, event or occurrence (A) generally affecting (1) the industry in which the Company and its Subsidiaries operate or (2) the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates, or (B) to the extent arising out of, resulting from or attributable to (1) changes in Law or in GAAP or in accounting standards, or any changes in the interpretation or enforcement of any of the foregoing, or any changes or prospective changes in general legal, regulatory or political conditions, (2) execution, announcement or performance of this Agreement or the consummation of the Transactions (other than for purposes of any representation or warranty contained in Sections 3.03(c) and 3.04), including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators, or any litigation arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions, (3) acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism, (4)

pandemics, earthquakes, hurricanes, tornados or other natural disasters, (5) any action taken by the Company or its Subsidiaries that is required by this Agreement or with Parent’s written consent or at Parent’s written request, or the failure to take any action by the Company or its Subsidiaries if that action is prohibited by this Agreement, (6) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or any of their respective Affiliates, (7) any change or prospective change in the Company’s credit ratings, (8) any decline in the market price, or change in trading volume, of the capital stock of the Company or (9) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (7), (8) and (9) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clause (A) and clauses (B)(1) through (9) hereof) is a Material Adverse Effect); provided, further, however, that any effect, change, event or occurrence referred to in clause (A) or clauses (B)(1), (3) or (4) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent such effect, change, event or occurrence has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect).

“Merger Transactions” means, collectively, the transactions contemplated by this Agreement, including the Offer and the Merger, but excluding, in any event, the Financing.

“Parent Expenses” means the aggregate amount of all documented, out-of-pocket fees and expenses (including all attorneys’ fees, accountants’ fees and filing fees) that have been paid or that may become payable by or on behalf of Parent or Merger Sub in connection with the preparation and negotiation of this Agreement and otherwise in connection with the Transactions; provided, however, that in no event shall Parent Expenses exceed $4,000,000.

“Parent Material Adverse Effect” means any effect, change, event or occurrence that would prevent or materially delay, interfere with, hinder or impair (i) the consummation by Parent or Merger Sub of any of the Transactions on a timely basis or (ii) the compliance by Parent or Merger Sub with its obligations under this Agreement.

“Permitted Encumbrances” means (i) easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not reasonably be expected to materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, (ii) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such real property and (iii) Permitted Liens.

“Permitted Liens” means (i) statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings that operate to stay the enforcement of any Lien, (ii) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business, (iii) Liens securing payment, or any obligation, with respect to outstanding Indebtedness so long as there is no event of default under such Indebtedness, (iv) pledges or deposits under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders, Contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business, (v) licenses granted to third parties in the ordinary course of business, (vi) Liens discharged at or prior to the Effective Time and (vii) such other Liens, Encumbrances or imperfections that do not materially detract from the value of or materially impair the existing use of the asset or property affected by such Lien, Encumbrance or imperfection.

“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Authority.

“Personal Information” means information pertaining to an individual that is regulated by one or more information privacy or security Laws.

“Redacted Fee Letter” means a fee letter from a financing source in which the only redactions are fee amounts, “price flex” and other economic provisions that are customarily redacted in connection with merger agreements of this type; provided that, in each case, such redactions do not relate to any terms that would be reasonably likely to adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount (except as a result of increased original issue discount or upfront fees resulting from the exercise of “price flex”) of the debt financing or other funding being made available by such financing source.

“Registered Company Intellectual Property” means all patents, patent applications, registered copyrights, applications to register copyrights, registered marks (including trademarks, service marks, and trade dress, to the extent registered), applications to register marks and registered domain names that are owned by the Company or any of its Subsidiaries.

“Representatives” means, with respect to any Person, its officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors, Affiliates and other representatives.

“Required Financial Information” means (i) all financial statements, financial data, audit reports and other financial information regarding the Company and its Subsidiaries of the type required by Regulation S-X and Regulation S-K under the Securities Act for a registered public offering of non-convertible debt securities on Form S-1, but limited to the type and form customarily included in private placements of non-convertible debt securities under Rule 144A of the Securities Act and to the extent necessary to satisfy paragraphs 3, 4, 5 or 6 of Exhibit D to the Debt Commitment Letter, to consummate the offerings of high yield debt securities contemplated by the Debt Commitment Letter, assuming that such offering(s) were consummated at the same time during the Company’s fiscal year as such offering(s) of high yield debt securities contemplated by the Debt Commitment Letter will be made and (ii) such other financial or other information (1) as otherwise reasonably required in connection with the Debt Commitment Letter and customarily included in private placements of non-convertible debt securities under Rule 144A or (2) as otherwise necessary in order for the Debt Financing sources to receive customary “comfort” (including “negative assurance” and change period comfort) from the Company’s independent accountants in connection with the offering of high yield debt securities contemplated by the Debt Commitment Letter (which, in the event the Required Financial Information will be used in an offering of securities for which a comfort letter will be customary, such accountants have confirmed they are prepared to issue such comfort letter subject to their completion of customary procedures).  For the avoidance of doubt, it is understood that “Required Financial Information” shall not include any Excluded Information.  For the avoidance of doubt, the Debt Commitment Letter contemplates an offering of securities for which a comfort letter will be customary and the Required Financial Information will be used in such offering.

“Rollover Agreement” means a rollover, contribution and exchange agreement or similar agreement between Parent and the Rollover Stockholders, in a form satisfactory to the Company, entered into prior to the earlier of (1) 12:00 noon (NYC time) on March 13, 2016 and (2) the public announcement of the Tender Offer (as defined under Rule 14e-5 under the Exchange Act).

“Rollover Shares” means any shares of Company Common Stock held by the Rollover Stockholders and which are the subject of the Rollover Agreement (if any).

“Rollover Stockholders” means Ray Berry, Brett Berry and/or one or more of their respective Affiliates.

“Subsidiary”, when used with respect to any Person, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.

“Support Agreement” means a tender and support agreement between Parent and the Rollover Stockholders in a form satisfactory to the Company.

“Transactions” means, collectively, the transactions contemplated by this Agreement, including the Offer, the Merger and the Financing.

(b)  The following terms are defined on the page of this Agreement set forth after such term below:

Terms Not Defined in this Section 8.12	Section
$8.16(a)
Acceptable Confidentiality Agreement	5.02(g)
Action	3.07

Additional Notice	5.02(e)
Adverse Recommendation Change	5.02(e)
Adverse Recommendation Change/Superior Proposal Notice	5.02(e)
Agreement	Preamble
Announcement	5.05
Antitrust Laws	5.03(a)
Applicable Date	3.05(a)
Appraisal Shares	2.06
Balance Sheet Date	3.05(c)
Bankruptcy and Equity Exception	3.03(a)
Book Entry Share	2.01(c)
Capitalization Date	3.02(a)
Certificate	2.01(c)
Certificate of Merger	1.05
Claim	5.07(b)
Closing	1.04
Closing Date	1.04
Code	1.01(i)
Company	Preamble
Company Acquisition Agreement	5.02(e)
Company Board Recommendation	3.03(b)
Company Common Stock	Recitals
Company Disclosure Letter	Article III
Company DSU	2.03(d)
Company ESPP	3.02(a)
Company Preferred Stock	3.02(a)
Company Related Parties	7.03(d)
Company Restricted Share	2.03(b)
Company RSU	2.03(c)
Company SEC Documents	3.05(a)
Company Securities	3.02(b)
Company Stock Option	2.03(a)
Company Termination Fee	7.03(a)(ii)
Compensation Committee	5.14
Confidentiality Agreement	5.06
Continuing Employee	5.09(a)
Contract	3.03(c)
Debt Commitment Letter	4.05
Debt Financing	4.05
DGCL	Recitals
DOJ	5.03(c)
dollars	8.16(a)
Effective Time	1.05
Equity Financing	4.05
Equity Funding Letter	4.05
Exchange Act	3.04

Exchange Fund	2.02(a)
Excluded Information	5.04(c)(ii)
Expiration Time	1.01(d)
Filed SEC Documents	Article III
Financing	4.05
Financing Letters	4.05
FTC	5.03(c)
Go-Shop Period	5.02(a)
Guarantor	Recitals
Indebtedness	5.01(b)(ii)
Indemnitee	5.07(a)
Indemnitees	5.07(a)
Initial Expiration Time	1.01(d)
Judgment	3.07
Laws	3.08(a)
Limited Guarantee	4.06
Material Contract	3.16(b)
Maximum Premium	5.07(c)
Merger	Recitals
Merger Consideration	2.01(c)
Merger Sub	Preamble
Minimum Condition	Annex I
NASDAQ	1.01(e)(ii)
New PSU Award	2.03(e)
Non-New PSU Award	2.03(f)
Non-Party Affiliates	8.14
Offer	Recitals
Offer Acceptance Time	1.01(b)
Offer Closing	1.04
Offer Conditions	1.01(b)
Offer Documents	1.01(h)
Offer Price	Recitals
Offer to Purchase	1.01(c)
Other Required Antitrust Laws	3.04
Outside Date	7.01(b)(i)
Parent	Preamble
Parent Related Parties	7.03(d)
Parent Termination Fee	7.03(b)
Paying Agent	2.02(a)
Permits	3.08(a)
PSU Award	3.02(a)
Qualifying Takeover Proposal	7.03(a)
Related Documents	8.06
Required Amount	4.05
Restraints	6.01(a)

Schedule 14D-9	1.02(a)
Schedule TO	1.01(h)
SEC	3.04
Secretary of State	1.05
Securities Act	3.02(c)
Solvent	4.07
Stockholder List Date	1.02(b)
Superior Proposal	5.02(i)
Support Agreement	Recitals
Surviving Corporation	1.03
Takeover Law	3.14(b)
Takeover Proposal	5.02(h)
Tax	3.09(n)
Tax Returns	3.09(n)
Willful Breach	7.02

SECTION 8.13.  Fees and Expenses.  Whether or not the Transactions are consummated, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring or required to incur such fees or expenses, except as otherwise expressly set forth in this Agreement.

SECTION 8.14.  Non-Recourse.  All claims or causes of Action (whether in Contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement or the Related Documents or the negotiation, execution, performance or non-performance of this Agreement or the Related Documents (including any representation or warranty made in or in connection with this Agreement, the Related Documents or as an inducement to enter into this Agreement or the Related Documents) may be made by any party hereto only against the Persons that are expressly identified as parties hereto or thereto.  In no event shall any named party to this Agreement or the Related Documents have any shared or vicarious liability for the actions or omissions of any other Person.  No Person who is not a named party to this Agreement or the Related Documents, including any director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or Representative of any named party to this Agreement that is not itself a named party to this Agreement or any of the Related Documents (“Non-Party Affiliates”), shall have any liability (whether in Contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) to any party to this Agreement for any obligations or liabilities arising under, in connection with or related to this Agreement, the Related Documents or for any claim based on, in respect of, or by reason of this Agreement, the Related Documents or their negotiation or execution; and each party hereto or thereto waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates.  The parties acknowledge and agree that the Non-Party Affiliates are intended third-party beneficiaries of this Section 8.14.

SECTION 8.15.  Performance Guaranty.  Parent hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations, covenants, terms, conditions and undertakings of Merger Sub under this Agreement in accordance with the terms hereof, including any such obligations, covenants, terms, conditions and undertakings that are required to be performed, discharged or complied with following the Effective Time by the Surviving Corporation.

SECTION 8.16.  Interpretation.  (a)  When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.  The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The words “date hereof” when used in this Agreement shall refer to the date of this Agreement.  The terms “or”, “any” and “either” are not exclusive.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.  The word “will” shall be construed to have the same meaning and effect as the word “shall”.  The words “made available to Parent” and words of similar import refer to documents (A) posted to the Intralinks Datasite by or on behalf of the Company or (B) delivered in person or electronically to Parent, Merger Sub or their respective Representatives.  All accounting terms used and not defined herein shall have the respective meanings given to them under GAAP. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein.  The occurrence of any effect, change, event or occurrence set forth in clause (B)(2) of the definition of Material Adverse Effect shall not be deemed to constitute the operation of the business of the Company and its Subsidiaries outside the ordinary course.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.  Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the United States.  References to a Person are also to its permitted assigns and successors.

(b)  The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

POMEGRANATE HOLDINGS, INC.

By:	/s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

POMEGRANATE MERGER SUB, INC.

By:	/s/ Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

THE FRESH MARKET, INC.

By:	/s/ Richard A. Anicetti
Name: Richard A. Anicetti
Title: CEO

[Signature Page to Agreement and Plan of Merger]

Annex I

Conditions to the Offer

Notwithstanding any other provision of the Agreement or the Offer and in addition to (and not in limitation of) Merger Sub’s right to extend and amend the Offer pursuant to the provisions of the Agreement, Merger Sub shall not be required to (and Parent shall not be required to cause Merger Sub to) accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any shares of Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer if any of the following conditions exist or have occurred and are continuing at the scheduled Expiration Time of the Offer:

(a)  Minimum Condition.  The number of shares of Company Common Stock validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h)(6) of the DGCL), together with the shares of Company Common Stock then owned by Merger Sub (other than any Rollover Shares), do not represent at least one share more than 50% of the then outstanding shares of Company Common Stock (the “Minimum Condition”).

(b)  Restraints.  Any Restraint shall be in effect enjoining or otherwise prohibiting consummation of the Offer or the Merger.

(c)  Governmental Consents.  The waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the HSR Act and the Other Required Antitrust Laws shall not have expired and early termination thereof shall not have been granted and the approvals under the Other Required Antitrust Laws shall not have been received.

(d)  Representations and Warranties.  The representations and warranties of the Company (i)  set forth in Section 3.01(a), Section 3.02(c), Section 3.03(a), Section 3.06(b) and Section 3.14 shall not be true and correct in all material respects as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) set forth in Section 3.02(a), Section 3.02(b) and Section 3.20 shall not be true and correct in all material respects as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (iii) set forth in the Agreement, other than those Sections specifically identified in clause (i) and (ii) of this paragraph (d), shall not be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iii), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Solely for purposes of clause (ii) of this paragraph (d), if one or more inaccuracies in the sections referred to in clause (ii) of this paragraph (d) would cause the aggregate amount required to be paid by Parent or

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Merger Sub to consummate the Offer and the Merger and pay all fees and expenses in connection therewith to increase by $15 million or more, such inaccuracy or inaccuracies will be considered material. Parent shall not have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(e)  Compliance with Covenants.  The Company shall not have complied with or performed in all material respects its obligations required to be complied with or performed by it prior to the Expiration Time under the Agreement and such failure to comply or perform shall not have been cured by the Expiration Time. Parent shall not have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(f)  Company Material Adverse Effect Condition.  Since the date of the Agreement there shall have been any effect, change, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.  Parent shall not have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(g)  No Termination of Agreement.  This Agreement shall have been terminated in accordance with its terms.

(h)  Marketing Period.   The Marketing Period shall not have been completed.

The foregoing conditions are for the sole benefit of Parent and Merger Sub and, other than the Minimum Condition, may be waived by Parent and Merger Sub in whole or in part at any time and from time to time in their sole discretion, in each case subject to the terms and conditions of this Agreement and to the extent such waiver is permitted by applicable Law. The failure by Parent, Merger Sub or any other Affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

The capitalized terms used in this Annex I shall have the meanings set forth in the Agreement to which it is annexed.

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Exhibit A

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
THE FRESH MARKET, INC.
(a Delaware corporation)

ARTICLE I

The name of the Corporation is THE FRESH MARKET, INC.

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is located at 1209 Orange Street, in the City of Wilmington, in the County of New Castle, 19801.  The registered agent of the Company for service of process at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware as it now exists or may hereafter be amended and/or supplemented from time to time (the “DGCL”).

ARTICLE IV

The total number of shares of all classes of stock that the Corporation is authorized to issue is one thousand (1,000) shares of capital stock, all of which shall be common stock with a par value of one cent ($0.01) per share (the “Common Stock”).  Each holder of record of Common Stock shall be entitled to vote at all meetings of the stockholders and shall have one vote for each share held by such holder of record.

ARTICLE V

From time to time, any of the provisions of this Amended and Restated Certificate of Incorporation may be amended, altered or repealed, and other provisions authorized by the DGCL or other statutes or laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the Corporation by this Amended and Restated Certificate of Incorporation are granted subject to this reservation.

ARTICLE VI

In furtherance and not in limitation of the rights, powers, privileges and discretionary authority granted or conferred by the DGCL or other statutes or laws of the State of Delaware,

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the Board of Directors of the Corporation (the “Board”) is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation (the “Bylaws”), without any action on the part of the stockholders, but the stockholders may make, alter, amend or repeal the Bylaws whether adopted by them or otherwise.

ARTICLE VII

Election of directors need not be by written ballot unless the Bylaws shall so require.

ARTICLE VIII

To the fullest extent permitted by law, as it now exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty owed to the Corporation or its stockholders.  Neither the amendment nor repeal of this Article VIII, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation, nor, to the fullest extent permitted by the DGCL, any modification of law shall eliminate, reduce or otherwise adversely affect any right or protection of a current or former director of the Corporation existing at the time of such amendment, repeal, adoption or modification.  If the DGCL is hereafter amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

ARTICLE IX

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide.  Any action required or permitted to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding Common Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of Common Stock entitled to vote thereon were present and voted, and shall be delivered to the Corporation.

The books of the Corporation may be kept (subject to any provision contained in the DGCL) within or outside of the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE X

Neither any contract or other transaction between the Corporation and any other corporation, partnership, limited liability company, joint venture, firm, association, or other entity (an “Entity”), nor any other acts of the Corporation with relation to any other Entity will, in the absence of fraud, to the fullest extent permitted by applicable law, in any way be invalidated or otherwise affected by the fact that any one or more of the directors or officers of the Corporation are pecuniary or otherwise interested in, or are directors, officers, partners, or members of, such other Entity (such directors, officers, and Entities, each a “Related Person”).  Any Related Person may be a party to, or may be pecuniary or otherwise interested in, any contract or transaction of the Corporation; provided, however, that the fact that person is a

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Related Person or is pecuniary or otherwise interested in such contract or transaction is disclosed or is known to the Board or a majority of directors present at any meeting of the Board at which action upon any such contract or transaction is taken.  Any director of the Corporation who is also a Related Person or who is pecuniary or otherwise interested in such contract or transaction may be counted in determining the existence of a quorum at any meeting of the Board during which any such contract or transaction is authorized and may vote thereat to authorize any such contract or transaction, with like force and effect as if such person were not a Related Person or were not pecuniary or otherwise interested in such contract or transaction.  Any director of the Corporation may vote upon any contract or any other transaction between the Corporation and any subsidiary or affiliated Entity without regard to the fact that such person is also a director, officer, manager, general partner or other fiduciary of such subsidiary or affiliated Entity.

Any contract, transaction or act of the Corporation or of the directors of the Corporation that is ratified at any annual meeting of the stockholders of the Corporation, or at any special meeting of the stockholders of the Corporation called for such purpose, will, insofar as permitted by applicable law, be as valid and as binding as though ratified by every stockholder of the Corporation; provided, however, that any failure of the stockholders to approve or ratify any such contract, transaction or act, when and if submitted, will not be deemed in any way to invalidate the same or deprive the Corporation, its directors, officers or employees, of its or their right to proceed with such contract, transaction or act.

Subject to any express agreement that may from time to time be in effect, (x) any director or officer of the Corporation who is also an officer, director, partner, employee, managing director or other affiliate of either Apollo Management VIII, L.P., on behalf of its investment funds (“Apollo”), or any of its respective affiliates (collectively, the “Managers”) and (y) the Managers and their affiliates, may, and shall have no duty not to, in each case on behalf of the Managers or their affiliates (the persons and entities in clauses (x) and (y), each a “Covered Manager Person”), to the fullest extent permitted by applicable law, (i) carry on and conduct, whether directly, or as a partner in any partnership, or as a member or manager in any limited liability company or as a joint venturer in any joint venture, or as an officer, director or stockholder of any corporation, or as a participant in any syndicate, pool, trust or association, any business of any kind, nature or description, whether or not such business is competitive with or in the same or similar lines of business as the Corporation, (ii) do business with any client, customer, vendor or lessor of any of the Corporation or its affiliates, and (iii) make investments in any kind of property in which the Corporation may make investments.  To the fullest extent permitted by Section 122(17) of the DGCL, the Corporation hereby renounces any interest or expectancy of the Corporation to participate in any business of the Managers or their affiliates, and waives any claim against a Covered Manager Person and shall indemnify a Covered Manager Person against any claim that such Covered Manager Person is liable to the Corporation or its stockholders for breach of any fiduciary duty solely by reason of such person’s or entity’s participation in any such business.

In the event that a Covered Manager Person acquires knowledge of a potential transaction or matter which may constitute a corporate opportunity for both (x) the Covered Manager Person, in his or her Apollo-related capacity, as the case may be, or Apollo or its affiliates, as the case may be, and (y) the Corporation, to the fullest extent permitted by law, the Covered Manager Person shall not have any duty to offer or communicate information regarding such

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corporate opportunity to the Corporation.  To the fullest extent permitted by Section 122(17) of the DGCL, the Corporation hereby renounces any interest or expectancy of the Corporation in such corporate opportunity and waives any claim against each Covered Manager Person and shall indemnify a Covered Manager Person against any claim that such Covered Manager Person is liable to the Corporation or its stockholders for breach of any fiduciary duty solely by reason of the fact that such Covered Manager Person (i) pursues or acquires any corporate opportunity for its own account or the account of any affiliate, (ii) directs, recommends, sells, assigns or otherwise transfers such corporate opportunity to another person or (iii) does not communicate information regarding such corporate opportunity to the Corporation.

Any person or entity purchasing or otherwise acquiring or holding any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article X.

This Article X may not be amended, modified or repealed without the prior written consent of each of the Managers.

In the event of a conflict between this Article X and any other Article or provision of this Amended and Restated Certificate of Incorporation, this Article X shall prevail under all circumstances.  Notwithstanding anything to the contrary herein, under no circumstances shall any employee of the Corporation or any of its subsidiaries be deemed to be a “Covered Manager Person”, and under no circumstances shall the Corporation waive or renounce any interest or expectancy of the Corporation in, or in being offered any opportunity to participate in, any business opportunities that are presented to any Manager who is also an employee of the Corporation or any of its subsidiaries, irrespective of whether such employee is a director or officer of the Corporation of any of its affiliates.

ARTICLE XI

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL or (d) any action asserting a claim governed by the internal affairs doctrine.  Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI.

ARTICLE XII

The Corporation elects not to be governed by Section 203 of the DGCL.

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